Schneider Electric

September 1st, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
  - Success of the bond issue (Annex 1)

- Information published in the BALO:
  - Consolidated turnover for the first semester 2005, BALO n° 93 (no English translation available)
  - Consolidated accounts for the first semester 2005, BALO n° 93 (translation to be found in interim report attached as Annex 2, see below)

- Miscellaneous:
  - Interim report (Annex 2)
  - Presentation pertaining to interim report (Annex 3).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Copy

Schneider Electric

September 1st, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
  - Success of the bond issue (Annex 1)

- Information published in the BALO:
  - Consolidated turnover for the first semester 2005, BALO n° 93 (no English translation available)
  - Consolidated accounts for the first semester 2005, BALO n° 93 (translation to be found in interim report attached as Annex 2, see below)

- Miscellaneous:
  - Interim report (Annex 2)
  - Presentation pertaining to interim report (Annex 3).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Annex 1

Schneider Electric

Financial information

Success of the bond issue

Rueil-Malmaison, France, August 3, 2005 – Schneider Electric benefited from favorable market conditions to launch a two tranches bond issue of 5 and 12 years maturity, in order to finance its acquisitions while optimizing the maturity length of its debt. This transaction was led by Citigroup, Natexis Banques Populaires, Royal Bank of Scotland and Société Générale CIB.

Although launched in an usually quiet period, the bond issue was very much welcomed by investors. It was oversubscribed two times in a little more than one day and therefore priced at the tightest end of the indicative spread ranges, i.e mid-swap +28bp for the 5-year note and mid-swap + 51bp for the 12-year note compared to ranges of respectively +28-30bp and +low 50's.

The very positive response from the market to this bond issue, rated "A" by Standard & Poor's, shows Schneider Electric sound fundamentals and financial strength.

The details of the issuance, made as part of Schneider Electric EMTN program, are the following :

	Tranche 1	Tranche 2
Amount	€ 900 million	€ 600 million
Maturity	August 11, 2010	August 11, 2017
Coupon	3.125%	4.000%
Issue price	99.831	99.225

The proceeds of the issuance will be used notably for the payment of the acquisitions of Juno Lighting Inc and BEI Technologies Inc which were announced recently.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Schneider Electric is the world's Power & Control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Annex 2

Interim Report

June 30, 2005

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Management Review

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World

Consolidated Statement of Income

(in millions of euros except for earnings per share)		June 30, 2005 IFRS	June 30, 2004 IFRS	Dec. 31, 2004 IFRS
Sales		**5 399,3**	**4 976,7**	**10 349,3**
Cost of sales		(3 211,5)	(2 988,2)	(6 177,4)
Gross Margin		**2 187,8**	**1 988,5**	**4 171,9**
Research and development expenses		(130,3)	(126,4)	(295,1)
Selling, general and administratve expenses		(1 342,1)	(1 313,4)	(2 549,7)
Other income and expenses	*(note 13)*	(39,6)	27,6	(40,7)
Operating income		**675,8**	**576,3**	**1 286,4**
Financial expense, net	*(note 14)*	(50,8)	(22,5)	(59,3)
Income from continuing operations before tax		**625,0**	**553,8**	**1 227,1**
Income tax	*(note 15)*	(195,2)	(178,5)	(365,2)
Net income from continuing operations of fully consolidates companies		**429,8**	**375,3**	**861,9**
Group's share of income/(loss) of equity investments	*(note 5.1)*	(2,5)	(2,2)	(3,6)
Net income from continuing operations		**427,3**	**373,1**	**858,3**
Discontinued operations				
Net income before minority interests		**427,3**	**373,1**	**858,3**
Minority interests		(14,2)	(13,1)	(34,4)
Net income/(loss) (attributable to Schneider Electric SA)		**413,1**	**360,0**	**823,9**
Earnings/(loss) per share (in euros)		1,90	1,61	3,73
Diluted earnings/(loss) per share (in euros)		1,89	1,61	3,72

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of cash flows

(in millions of euros)		June 30, 2005 IFRS	June 30, 2004 IFRS	Dec. 31, 2004 IFRS
I - Cash flows provided by operating activities:				
Net income (attributable to Schneider Electric SA)		413,1	359,9	823,9
Minority interests		14,2	13,1	34,4
Group share in (income)/loss of equity investments, net of dividends received		2,5	2,2	3,5
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of property, plant and equipment		138,6	145,1	285,7
Amortization of intangible assets other than goodwill		43,0	41,0	76,7
Impairment of assets (including goodwill)		14,0	-	-
Increase/(decrease) in provisions		(43,6)	(1,8)	(27,7)
Change in deferred taxes		30,1	28,3	78,1
Losses/(gains) on disposals of assets		(5,8)	(9,7)	(9,0)
Other		22,6	2,0	16,5
Net cash provided by operating activities before changes in operating assets and liabilities		**628,7**	**580,1**	**1 282,1**
(Increase)/decrease in accounts receivable		(225,6)	(234,4)	(186,0)
(Increase)/decrease in inventories and work in process		(93,2)	(166,5)	(162,1)
Increase/(decrease) in accounts payable		89,3	125,3	37,9
Change in other current assets and liabilities		(47,0)	52,8	212,2
Change in working capital requirement		**(276,5)**	**(222,8)**	**(98,0)**
Net cash provided by operating activities	**Total I**	**352,2**	**357,3**	**1 184,1**
II - Cash flows (used)/provided by investing activities				
Purchases of property, plant and equipment		(162,9)	(125,7)	(277,8)
Disposals of property, plant and equipment		19,6	28,7	45,1
Purchases of intangible assets		(80,5)	(48,3)	(97,2)
Disposals of intangible assets		-	-	0,4
Net cash used by investment in operating assets		**(223,8)**	**(145,3)**	**(329,5)**
Financial investments - net		(214,7)	(386,3)	(800,9)
Other long-term investments		42,9	(66,8)	(25,5)
Long-term pension assets		(31,4)	-	(13,4)
Sub-total		**(203,2)**	**(453,1)**	**(839,8)**
Net cash (used)/provided by investing activities	**Total II**	**(427,0)**	**(598,4)**	**(1 169,3)**
III - Cash flows (used)/provided by financing activities				
Issuance of long-term debt			31,0	-
Repayment of long-term debt		(6,5)	(1 211,7)	(1 352,3)
Sale/(purchase) of Company shares		(102,3)	(95,5)	(278,2)
Increase/(reduction) in other debt		370,0	(65,2)	(49,6)
Common stock issued		0,6	27,7	61,0
Dividends paid: Schneider Electric SA		(395,2)	(244,2)	(334,2)
Minority interests		(17,1)	(15,4)	(23,3)
Net cash used by financing activities	**Total III**	**(150,5)**	**(1 573,3)**	**(1 976,6)**
IV - Net effect of exchange rate and other changes:	**Total IV**	**(19,4)**	**(16,6)**	**6,0**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**(244,7)**	**(1 831,0)**	**(1 955,8)**
Cash and cash equivalents at beginning of period		946,5	2 902,4	2 902,4
Increase/(decrease) in cash and cash equivalents		(244,9)	(1 831,0)	(1 955,9)
Cash and cash equivalents at end of period	*(note 9)*	**701,6**	**1 071,4**	**946,5**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

(in millions of euros)

ASSETS		June 30, 2005 IFRS	Dec. 31, 2004 IFRS incl. IAS 32/39 *	Dec. 31, 2004 IFRS excl. IAS 32/39	June 30, 2004 IFRS
Tangible and Intangible Assets					
Goodwill, net	*(note 3)*	4 988,5	4 539,0	4 462,3	4 238,4
Intangible assets	*(note 4)*	1 047,8	894,5	894,5	843,1
Property, plant and equipment	*(note 4)*	1 500,1	1 456,7	1 456,7	1 488,2
Assets held for sale	*(note 4)*	5,6	7,6	7,6	14,9
Total Tangible and Intangible Assets		7 542,0	6 897,8	6 821,1	6 584,6
Investments					
Investments accounted for by the equity method	*(note 5.1)*	48,2	65,3	65,3	59,7
Available for sale investments	*(note 5.2)*	199,7	198,5	154,3	291,3
Other financial assets		277,5	288,1	288,1	294,9
Total investments		525,4	551,9	507,7	645,9
Deferred taxes		792,7	832,7	830,3	947,7
Other non current assets		28,4	0,0	0,0	0,0
Total non-current assets		**8 888,5**	**8 282,4**	**8 159,1**	**8 178,2**
Current assets					
Inventories and work in progress		1 580,8	1 409,4	1 409,4	1 434,9
Trade account receivable		2 479,7	2 135,7	2 135,7	2 191,6
Other receivable and prepaid expenses		631,8	550,8	529,1	526,7
Cash and cash equivalent	*(note 9)*	773,2	975,8	1 062,8	1 313,3
Total current assets		**5 465,5**	**5 071,7**	**5 137,0**	**5 466,5**
TOTAL ACTIF		**14 354,0**	**13 354,1**	**13 296,1**	**13 644,7**

The accompanying notes are an integral part of the consolidated financial statements.

* IAS 32/39 first application January 1st, 2005

(in millions of euros)

LIABILITIES		June 30, 2005 IFRS	Dec. 31, 2004 IFRS incl. IAS 32/39 *	Dec. 31, 2004 IFRS excl. IAS 32/39	June 30, 2004 IFRS
Shareholder's equity					
Capital stock		1 809,7	1 809,6	1 809,6	1 859,9
Retained earnings		5 574,7	5 621,0	5 670,0	5 285,8
Cumulative translation adjustment	*(note 6)*	120,9	(84,3)	(84,5)	38,4
Shareholder's equity (excluding minority interests)		**7 505,3**	**7 346,3**	**7 395,1**	**7 184,1**
Minority interests		**77,7**	**76,2**	**72,8**	**61,3**
Shareholder's equity		**7 583,0**	**7 422,5**	**7 467,9**	**7 245,4**
Non-current provisions for losses and contingencies					
Provisions for pensions	*(note 7)*	1 080,3	1 026,2	1 026,2	1 123,1
Provisions for contingencies	*(note 8)*	200,8	192,3	192,3	177,3
Total non-current provisions for losses and contingencies		1 281,1	1 218,5	1 218,5	1 300,4
Long-term financial liabilities					
Ordinary and convertible bonds	*(note 9)*	1 200,0	1 200,0	1 200,0	1 200,0
Perpetual bonds	*(note 9)*			73,3	94,2
Long term portion of financial debt	*(note 9)*	68,3	45,9	24,9	116,3
Total long-term financial liabilities		1 268,3	1 245,9	1 298,2	1 410,5
Deferred taxes		231,4	225,9	203,2	233,9
Other long term liabilities		204,7	177,7	104,4	92,2
Total non-current liabilities		**2 985,5**	**2 868,0**	**2 824,3**	**3 037,0**
Current liabilities					
Trade accounts payable		1 557,4	1 384,4	1 384,4	1 508,2
Accrued taxes and payroll costs		944,3	849,5	849,5	893,6
Current provisions for losses and contingencies	*(note 8)*	219,7	236,5	236,5	259,0
Other current liabilities		392,6	338,9	279,2	308,9
Short-term portion of financial debt	*(note 9)*	671,5	254,3	254,3	392,6
Total current liabilities		**3 785,5**	**3 063,6**	**3 003,9**	**3 362,3**
Total liabilities		**14 354,0**	**13 354,1**	**13 296,1**	**13 644,7**

The accompanying notes are an integral part of the consolidated financial statements.

* IAS 32/39 first application January 1st, 2005

Consolidated Statement of Changes in Shareholders' Equity

(in millions of euros except for number of shares)

	Number of shares (thousands)	Capital	Additional paid-in capital	Retained earnings	Other Comprehensive Income	Cumulative translation adjustment *(note 6)*	Shareholder's equity
January 1, 2004 - IFRS	**231 842,2**	**1 854,7**	**4 290,8**	**1 010,0**	**0,0**	**0,0**	**7 155,5**
Cancellation of shares	(7 000,0)	(56,0)	(291,1)				(347,1)
Worldwide Employee Stock Purchase Plan	705,8	5,7	27,6				33,3
Exercise of stock options	646,2	5,2	22,6				27,8
Dividends (including précompte equalization tax)				(334,2)			(334,2)
Refund of précompte equalization tax overpaid in previous years				23,1			23,1
Change in treasury stock				65,2			65,2
Translation adjustment						(84,5)	(84,5)
Tax effect on cancellation of treasury stock				(7,4)			(7,4)
Other				8,3			8,3
2004 net income				823,9			823,9
Other comprehensive income					22,3		22,3
Stock option				8,9			8,9
December 31, 2004 – IFRS	**226 194,2**	**1 809,6**	**4 049,9**	**1 597,8**	**22,3**	**(84,5)**	**7 395,1**
IAS 32/39 adjustments							
Cancellation of treasury stock				(87,0)			(87,0)
Currency hedges				1,1	7,9		9,0
Fair value of available-for-sale financial instruments					29,0		29,0
Metal price hedges					5,0		5,0
Interest rate swaps				(5,0)			(5,0)
Put option granted to MGE minority shareholders							
Translation adjustment						0,2	0,2
December 31, 2004 after application of IAS 32/39	**226 194,2**	**1 809,6**	**4 049,9**	**1 506,9**	**64,2**	**(84,3)**	**7 346,3**
Financial instruments					31,9		31,9
Stock option plans	12,5	0,1	0,5				0,6
Dividends				(395,4)			(395,4)
Change in treasury stock				(102,3) *			(102,3)
Stock option				8,2			8,2
Cumulative translation adjustment						205,2	205,2
Other				(2,3)			(2,3)
First half 2005 net income				413,1			413,1
June 30, 2005	**226 206,7**	**1 809,7**	**4 050,4**	**1 428,2**	**96,1**	**120,9**	**7 505,3**

* *including attribution made to stock options plans for €57 million*

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of euros unless otherwise indicated.

Note 1 – Accounting Principles

1.1 Basis of presentation

The financial statements have been prepared on a historical cost basis, with the exception of derivatives and available-for-sale financial assets, which are measured at fair value. The book value of hedged assets and liabilities carried in the balance sheet has been adjusted to reflect changes in the fair value of the underlying risks.

Schneider Electric's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union in regulations 1606/2002 and 1725/2003.

The Group has opted for early application of the amendment to IAS 19 – *Employee Benefits* – concerning actuarial gains and losses, and of the amendments to IAS 39 – *Financial Instruments: Recognition and Measurement* – concerning cash flow hedges of forecast intragroup transactions and the fair value option.

The principles for preparing interim financial statements outlined in IAS 34 - *Interim Financial Reporting* - have been applied at June 30, 2005. The financial statements for the period ended June 30, 2005 are presented in accordance with CNC recommendation 99-R-01.

Because the accounting standards framework used here may change between now and December 31, 2005, the audited opening balance sheet may not be the same as the opening balance sheet at January 1, 2004 on which the full-year 2005 financial statements will be based. In addition the 2004 and 2005 IFRS interim and annual results and the balance sheet at December 31, 2004 presented below may be modified during the fiscal year.

1.2 First-time adoption of IFRS and changes in accounting method during the period

The Group has adopted IFRS as from January 1, 2005. The financial statements for fiscal 2004 and the opening balance sheet at January 1, 2004 have been restated in accordance with IFRS 1 – *First-Time Adoption of IFRS* – to reflect the impact of related changes in accounting method. The effects of the transition to IFRS are described in Note 17.

IAS 32 – *Financial Instruments: Disclosure and Presentation* – and IAS 39 – *Financial Instruments: Recognition and Measurement* – have been applied prospectively as from January 1, 2005. The impact of this change in method, described in Note 17, has been recognized in opening equity at January 1, 2005. Because the standards have been applied prospectively, data for the 2004 financial year is not comparable.

Mandatory application of IFRS 4 – *Insurance Contracts* – as from January 1, 2005 has no impact on the Group accounts.

1.3 Accounting principles used to prepare the interim financial statements

The interim consolidated financial statements of Schneider Electric SA and its subsidiaries (the Group) have been prepared using the same accounting principles and methods as for the full-year consolidated financial statements, as described below, taking into account specific principles and methods for interim accounts, as detailed below.

Seasonal variations

Seasonal variations can affect the level of sales from one quarter to another. For this reason, the interim financial results are not necessarily indicative of the Company's expected full-year performance.

Income taxes

For the interim statements, current and deferred taxes are calculated by applying the estimated average effective tax rate for the current year to each member company's net income for the period.

1.4 Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and commitments during the reporting period. Actual results could differ from those estimates.

These estimates mainly concern:

- Impairment tests (described in Note 1.11).
- Provisions for pensions (described in Note 7).

1.5 Consolidation principles

Companies over which the Group has direct or indirect control of more than 50% of the outstanding voting shares or in which it exercises exclusive control are fully consolidated. Exclusive control is control by means other than ownership of a majority voting interest (i.e., control by significant minority ownership, by contracts or agreement with other shareholders).

Companies over which the Group has significant influence ("equity affiliates") are accounted for by the equity method. A significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

Investments in jointly controlled operating entities, such as joint ventures and alliances, are accounted for by the equity method in accordance with the alternative treatment allowed under IAS 31 – *Interests in Joint Ventures.*

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intercompany balances and transactions between fully-consolidated companies are eliminated in consolidation

All of the companies included in the scope of consolidation end the half year on June 30.

1.6 Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are prepared in euros. The financial statements of subsidiaries that use another currency are translated into euros as follows:

Assets and liabilities are translated at official exchange rates at the end of the period.

Income statement amounts and cash flow items are translated at weighted-average exchange rates for the period.

Differences arising on translation are recorded as part of the cumulative translation adjustment.

1.7 Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates. Gains or losses on foreign currency conversion are recorded in the income statement.

1.8 Business combinations

In accordance with IFRS 3 – *Business Combinations* – business combinations are accounted for using the purchase method.

All acquired assets, liabilities and contingent liabilities are measured at fair value.

If the cost of acquisition is higher than the fair value of assets acquired and liabilities assumed at the date of acquisition, the excess is recorded under goodwill. If the cost of acquisition is lower than the fair value of assets acquired and liabilities assumed at the date of acquisition, the negative goodwill is immediately recognized in the income statement.

Goodwill is not amortized, but tested for impairment annually (see note 1.11 below).

1.9 Intangible assets

➢ Intangible assets acquired separately or as part of a business combination

Intangible assets acquired separately are recognized in the balance sheet at historical cost. They are subsequently measured using the cost model, in accordance with IAS 38 – *Intangible Assets*.

Brands and other identifiable assets of acquired companies are recognized in the balance sheet at fair value, primarily on the basis of independent appraisals. They are regularly tested for impairment.

Intangible assets other than brands are amortized on a straight-line basis over their useful life or the period of legal protection. The amortization charge is recognized in "Cost of sales" or in "Selling, general and administrative expenses", depending on the type of asset involved.

The amortization period for brands acquired as part of a business combination depends on the brand's estimated useful life, determined on the basis of 1) brand awareness and 2) the Group's strategy for integrating the brand into its existing portfolio.

Brands with finite lives are amortized on a straight-line basis over 10 to 20 years. The amortization charge is recognized in the income statement under "Selling, general and administrative expenses".

Brands with indefinite lives are not amortized, but tested for impairment annually and when there is any indication that their recoverable amount may be less than their carrying value. In this event, an impairment loss is recorded.

Amortized intangible assets are tested for impairment when there is any indication that their recoverable amount may be less than their carrying value.

➢ Internally-generated intangible assets

Research and development expenses

Research expenses are expensed when incurred.

Development expenses for new projects are capitalized if, and only if:

- The project is clearly identified and its related costs are separable and reliably tracked.
- The Group has demonstrated the project's technical feasibility and its intention to complete the intangible asset and use or sell it, as well as the availability of adequate financial resources for this purpose.
- It is probable that the future economic benefits attributable to the project will flow to the enterprise.

Capitalized development expenses are amortized over the estimated life of the underlying technology, which generally ranges from 3 to 10 years.

The amortization charge is included in the cost of the related products and recognized under "Cost of sales" when the products are sold.

Software implementation

External and internal costs for the programming, coding and testing of enterprise resource planning (ERP) applications are capitalized and amortized over the applications' useful lives, which generally does not exceed five years.

1.10 Property, plant and equipment

Land, buildings and equipment are carried at cost, less accumulated depreciation and impairment, in accordance with the cost model provided for in IAS 16 – *Property, plant and equipment.*

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over its useful life. The main useful lives are as follow:

Buildings	:	20 to 40 years
Plant and equipment	:	3 to 10 years
Other	:	3 to 12 years

The useful life of operating assets generally corresponds to their period of utility. Depreciation periods are reviewed periodically and if expectations differ from previous estimates, the period is adjusted prospectively. The depreciable amount of an asset is determined after deducting its residual value, except when the residual value is not material.

Depreciation is charged to the income statement or included in the production cost of inventory or the cost of internally-generated intangible assets. It is recognized under "Cost of sales," "Research expenses" or "Selling, general and administrative expenses", depending on the case.

Property, plant and equipment are tested for impairment when there is any indication that their recoverable amount may be less than their carrying value. In this event, an impairment loss is recorded.

➢ Assets held for sale

Assets held for sale are no longer depreciated and are recorded separately in the balance sheet under "Assets held for sale".

➢ Leases

Finance leases, defined as leases that transfer substantially all the risks and rewards of ownership to the lessee, are recognized as an asset and a liability.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and the related payments are recognized as an expense on a straight-line basis over the lease term.

➢ Borrowing costs

Borrowing costs are expensed when incurred, in accordance with IAS 23 – *Borrowing Costs.*

1.11 Impairment of long-lived assets

In accordance with IAS 36 – *Impairment of Assets* – the recoverable amount of long-lived assets is assessed as follows:

- All depreciated and amortized property, plant and equipment and intangible assets are reviewed at each balance sheet date to determine whether there is any indication that the asset may be impaired. If such an indication exists, the Group tests the asset for impairment by comparing its carrying amount to the higher of fair value less costs to sell and value in use.
- Non-amortized intangible assets and goodwill are tested for impairment annually and when there is any indication that the asset may be impaired.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets. The discount rate corresponds to Schneider Electric's weighted average cost of capital (8.2%), plus a risk premium depending on the region in question.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs. Goodwill is allocated to a CGU when recognized. This allocation corresponds to the basis used to track the performance of Group operations and to assess the benefits derived from the synergies of the business combination.

If the recoverable amount of an asset or CGU is lower than its carrying amount, an impairment loss is recognized. To the extent possible, impairment losses are recorded as a deduction from goodwill.

1.12 Investments carried at cost and other financial assets

In accordance with IAS 39, investments carried at cost are classified in available-for-sale financial assets. They are initially recorded at cost and subsequently remeasured at fair value, when fair value can be reliably determined. The fair value of listed securities corresponds to the market value on the balance sheet date.

In cases where fair value can not be reliably determined, the securities are measured at amortized cost. The recoverable amount is determined by reference to the Group's equity in the underlying net assets and the company's expected future profitability and business outlook.

Changes in fair value are accumulated in equity up to the date of sale. Unrealized losses on assets that are considered to be permanently impaired are recognized in the income statement.

Loans are carried at amortized cost and tested for impairment if there is any indication that their recoverable amount may be less than their carrying amount.

1.13 Inventories and work in process

Inventories and work in processes are stated at the lower of cost (generally determined by the weighted-average cost method) or estimated net realizable value. The cost of work in process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs, production overheads based on normal capacity utilization rates and the portion of research and development costs related to the production process (corresponding to the amortization of capitalized projects in production and product maintenance expenses).

Net realizable value corresponds to the estimated selling price net of remaining expenses to complete and sell the products.

1.14 Accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount is possible to estimate. The identification of a doubtful account as well as the related amount of the provision are based on the analysis of our historical experience of write-offs, the analysis of an aging schedule, and a detailed assessment of related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and its related allowance are written off against the income statement.

Accounts receivable due in more than one year are discounted in cases where the discounting adjustment is material.

The Group's accounts receivable are generated from sales to customers who are economically and geographically widely dispersed. Consequently, the Group believes that there is no significant concentration of credit risk.

1.15 Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be realized at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities that concern the same unit and are expected to reverse in the same period are netted off.

1.16 Cash and cash equivalents

Cash and cash equivalents as presented in the balance sheets consist of cash, bank accounts, short-term deposits and other liquid marketable securities. Substantially all marketable securities represent short-term instruments such as commercial paper, mutual funds and equivalents. These instruments are treated as financial assets held for trading and are measured at fair value. Gains and losses arising from remeasurement at fair valued are recognized in the income statement.

1.17 Treasury stock

Schneider Electric shares held by the parent company or by fully consolidated companies are measured at cost and deducted from equity.

Gains and losses on the sale of treasury stock are recognized in equity, net of tax.

1.18. Stock option plans

Senior executives and certain employees are granted options to purchase or subscribe Schneider Electric shares.

In accordance with IFRS 2 – *Share-based payment* – these options are valued on the date of grant and expensed over the vesting period, generally three or four years depending on the country.

The Group uses the Cox, Ross, Rubinstein binomial option pricing method.

1.19 Pensions and other employee- benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, insurance and statutory retirement bonus plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs.

➢ Defined contribution plans

Payments made under defined contribution plans are recorded in the income statement, under operating expense, in the year of payment and are in full settlement of the Group's liability.

➢ Defined benefit plans

The present value of defined benefit obligations is determined using the projected unit credit method. Under this method, each service period gives rise to an additional unit of benefit entitlement, each of which is valued separately to calculate the final obligation.

The amount recognized in the balance sheet corresponds to the present value of the obligation, adjusted for unrecognized past service cost and reduced by the fair value of plan assets at the balance sheet date.

If the calculation of the balance sheet amount results in an asset, the amount recognized is limited to the lower of unrecognized past service cost and the present value of available refunds and reductions in future contributions to the plan.

Changes resulting from periodic changes in actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on assets, years of service, etc.) are immediately recognized in the Group's obligation and in a separate line of equity, under "Other comprehensive income".

➢ Mandatory general plans and multi-employer plans

In most countries, the Group participates in mandatory general plans, while in some countries, it contributes to multi-employer plans. Depending on their terms and conditions, these plans are treated as defined contribution or defined benefit plans. For defined benefit plans, the Group recognizes its share of the related obligation, assets and costs.

➢ Supplementary pension benefits

The Group also provides supplementary pension benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum benefits over and above those paid under general pension schemes.

➢ Other commitments

Accruals are booked to cover the cost of providing healthcare benefits for certain retired employees in Europe and the United States. The Group also records for all its subsidiaries an obligation for seniority-related benefits (primarily long service awards in its French subsidiaries).

1.20. Provisions for contingencies

A provision is recorded when the Group has a present obligation as a result of a past event, and a reliable estimate can be made of the amount of the obligation. If the obligation is not probable and cannot be reliably estimated, but remains possible, it is classified as a contingent liability and disclosed in the notes to the consolidated financial statements.

In the case of restructuring, a provision is recorded when the Group has announced a detailed formal plan for the restructuring or has started to implement the plan.

1.21 Fair value of financial instruments/derivatives

The Group's policy is to use derivative financial instruments exclusively to manage and hedge changes in exchange rates, interest rates or prices of raw materials. It therefore periodically enters into contracts such as swaps, options and futures, depending upon the nature of its exposure. However, the Group does not enter into derivative financial instruments for speculative purposes.

➢ Foreign currency hedges

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. The Group does not apply hedge accounting to these instruments. At year-end, foreign currency contracts are marked to market and gains or losses are recorded in "Financial income (expense)-net". These gains or losses offset the losses or gains arising from converting foreign currency payables and receivables into the reporting currency at year-end rates, in accordance with IAS 21 – *The effects of changes in foreign exchange rates.*

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. In accordance with IAS 39, these are treated as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other comprehensive income", and recognized in the income statement when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Financial income (expense)-net".

The Group does not have any policy of hedging the balance sheets of foreign subsidiaries.

➢ Interest rate swaps

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. The Group does not apply hedge accounting as described in IAS 39 for interest rate swaps.

➢ Commodity contracts

The Group also enters into commodity purchase contracts including forwards, swaps and options to hedge price risks on all or part of its recurring future purchases. Under IAS 39, these qualify as cash flow hedges. The hedging instruments are recognized in the balance sheet and measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity under "Other comprehensive income" and recognized in the income statement (gross margin) when the hedged transaction affects profit or loss. The impact of hedging is reflected in cost of sales. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Financial income (expense)-net".

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

➢ Perpetual bonds

The special purpose vehicle that holds the perpetual bonds has been fully consolidated and the swaps taken out in connection with the perpetual bonds have been measured at fair value.

Interest rate swaps on the perpetual bonds taken out directly by the Group are classified as derivative instruments that do not qualify for hedge accounting. They are therefore measured at fair value and gains and losses arising from remeasurement at fair value are recorded in "Financial expense – net".

1.22 Revenue recognition

The Group's revenues primarily include merchandise sales and revenues from service and project contracts.

➢ Merchandise sales

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB shipping point).

The Group offers rebates, calculated as a percentage of sales, to some of its distributors when the distributor reaches a specified sales and volume objective. An accrual is recorded when the products are delivered and the discount is deducted from revenue.

Additionally, in limited circumstances, the Group directly negotiates with international customers of distributors to set prices, which are often less than distributor prices. In these situations, the Group compensates vendors for the difference between the distributor's price and the negotiated price. The North American subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales. Total sales are presented net of these discounts and rebates.

➢ Service contracts

Revenue from service contracts is recorded over the contractual period of service

Revenue from service contracts is recognized when the result of the transaction can be reliably determined, by the percentage of completion method.

➢ Long-term contracts

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

➢ Subsidies

Income subsidies are deducted from the underlying expense.

1.23 Earnings per share

Earnings per share is calculated in accordance with IAS 33 – *Earnings per share*.

Diluted earnings per share is calculated by adjusting net income and the number of shares outstanding for the dilutive effect of the exercise of stock options outstanding at the balance sheet date. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.24 Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", showing the reconciliation of net income to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheets net of bank overdrafts.

1.25 Segment information

Segment information presented in Note 12 is based on the business segments tracked by Group Management to analyze operating performance.

Note 2 - Significant transactions during the period

Changes in the scope of consolidation

The main changes in the scope of consolidation at June 30, 2005 may be summarized as follows:

Acquisitions

Achieved acquisitions

On April 14, 2005, Schneider Electric acquired all outstanding shares in Canada's Power Measurement Inc., a leader in the design, production and marketing of energy management systems. Power Measurement Inc. has been fully consolidated since April 14, 2005.

On May 30, 2005, Schneider Electric acquired 50.9% of the outstanding shares of Elau Administration GmbH, thereby raising its interest to 100%. Elau was accounted for by the equity method until May 31, 2005 and has been fully consolidated since June 1, 2005.

In process acquisitions

On June 8, 2005, the Group announced the acquisition of ABS EMEA, Invensys' building automation division in Europe and the Middle East. The transaction has been submitted to anti-trust officials for approval. If approved, ABS EMEA will be fully consolidated in the second half of 2005.

On June 30, 2005, Schneider Electric's US-subsidiary, Square D, signed an agreement to acquire Juno Lighting Inc, leader in lighting equipment for the business and residential markets. The acquisition should be completed at the end of third quarter 2005.

Those acquisitions have no impact on the Group's financial statement at June 30, 2005.

Newly consolidated companies

SE Relays has been fully consolidated since January 1, 2005. SE Relays combines the assets from the Magnecraft business, acquired in December 2004.

Abacus, acquired in November 2004, was merged into TAC Americas on January 1, 2005 and has been fully consolidated since that date.

Impact of significant acquisitions on first-half 2005 results

The impact of acquisitions on the interim 2005 income statement is as follows:

Proforma data:

		June 30, 2005 Reported	June 30, 2005 excl. acquisitions	June 30, 2004 IFRS
Sales		5,399.3	5,227,3	4,976.7
Operating Income		675,8	646.8	576.3
	Operating margin (in %)	*12.5*	*12.4*	*11.6*
Net income- attributable to the Group		**413,1**	**394,3**	**360,0**

Note 3 - Goodwill

3.1 Goodwill by company

		IFRS	IFRS
		June 30, 2005	Dec. 31, 2004
	Year acquired	**Net**	**Net**
Square D Company	1991	*1,138.5*	*1,010.0*
LK AS	*1999*	*218.2*	*218.6*
AB Wibe	*1999*	*98.9*	*103.3*
Elko AS	*1999*	*93.9*	*90.2*
LE OY Prod	*1999*	*71.6*	*71.6*
Elda SE	*1999*	*52.7*	*52.1*
Thorsman & Co	*1999*	*45.5*	*47.5*
Eljo AB	*1999*	*38.0*	*39.7*
Other Lexel	*1999*	*248.3*	*249.5*
Lexel Group	1999	867.1	872.5
TAC/ Andover/ Abacus	2003 to 2005	*626.3*	*563.9*
MGE UPS	2000 to 2004	*561.5*	*546.1*
Telemecanique	1988	*462.6*	*462.6*
Clipsal	2004	*262.2*	*245.0*
Power Measurement Inc	2005	*165.9*	*0.0*
Crouzet Automatismes	2000	*162.8*	*161.9*
Positec	2000	*105.9*	*105.9*
Kavlico	2004	*93.3*	*106.9*
Merlin Gerin	1992	*87.2*	*87.2*
Digital Electronics	2002	*86.3*	*83.7*
Elau	2004 and 2005	*58.0*	*6.6*
Federal Pioneer	1990	*55.3*	*50.2*
Infra +	2000 to 2004	*43.1*	*43.1*
Mita Holding	1999	*42.6*	*40.7*
PDL	2001	*36.5*	*33.5*
Others (1)		*133.4*	*119.2*
TOTAL		**4,988.5**	**4,539.0**

(1) Approximately 50 companies

3.2 Main movements

The main movements between December 31, 2004 and June 30, 2005 are summarized in the following table:

	June 30, 2005	Dec. 31, 2004
Net goodwill at January 1	**4,539.0**	**3,512.8**
Acquisitions	243.8	1,151.9
Disposals		(8.3)
Reclassifications / Allocations	(24.0)	(65.9)
Impairment	(9.9)	
Impact of exchange rate fluctuations	239.6	(128.2)
Impact of IAS 32/39 at January 1, 2005		76.7
Net goodwill at June 30	**4,988.5**	**4,539.0**

2005 Acquisitions primarily included Power Measurement Inc, Elau, Abacus and SE Relays (Magnecraft).

During first-half 2005, intangible assets of €24 million (net of deferred taxes) were recognized for Kavlico Inc., of which €12 million for the trademark. Goodwill recognized on the first-time consolidation of Kavlico in 2004 was reduced by the same amount.

Goodwill is tested for impairment by discounting estimated future cash flows at a rate of 8.2%, corresponding to Schneider Electric's weighted average cost of capital, plus a risk premium depending on the region in question. Impairment losses for the period concerned various non-material goodwill items and were recorded under "Other operating income (expense) – net" (note 13).

The main exchange rate fluctuations concerned goodwill related to Square D, TAC Americas, Power Measurement Inc., Andover and Kavlico (in US dollars), and Clipsal (in Australian dollars).

Application of IAS 32 and IAS 39 as from January 1, 2005 led to the recognition of a put option granted to minority shareholders of MGE. The difference between the fair value of the put option and the underlying minority interests, in an amount of €76.7 million, has been posted to goodwill as described in note 17.9 F.

3.3 Acquisitions

Power Measurement Inc. (PMI) goodwill

Power Measurement Inc. was consolidated for the first time as of April 14, 2005. The Group is in the process of identifying the intangible assets acquired. The difference between the cost of the shares and the Company's equity in the underlying net assets amounted to $200.6 million (€166 million) at June 30, 2005.

Elau goodwill

Elau has been fully consolidated since June 1, 2005. The successive acquisitions of a 49.1% interest on June 1, 2004 and a 50.9% interest on May 30, 2005, for a total of €71 million (before eventual adjustments), generated goodwill of €58 million.

The Group has until June 30, 2006 to complete its fair value adjustments to acquired assets and liabilities and to value intangible assets, in order to determine the final amount of goodwill.

Abacus goodwill

Abacus has been fully consolidated since January 1, 2005. The related goodwill was calculated as follows:

The Group has until December 31, 2005 to finalize the identification of the assets and liabilities acquired, notably intangible assets. Goodwill amounted to $21.2 million (€17.6 million) at June 30, 2005.

SE Relays goodwill

SE Relays has been fully consolidated since January 1, 2005. The related goodwill was calculated as follows:

	In millions of dollars	*In millions of euros*
Acquisition price	**26.6**	**19.5**
Fair value of the assets and liabilities acquired		
Net assets acquired at January 1, 2005	2.3	1.7
Fair value adjustments to assets and liabilities acquired	7.1	5.2
Trademarks	0.8	0.6
Fair value of net assets at January 1, 2005	**10.2**	**7.5**
Goodwill	**16.4**	**12.0**

(*) On the basis of the exchange rate on January 1, 2005: USD 1.00 = €0.73416

The Group has until April 14, 2006 to value intangible assets.

Note 4 - Property, plant and equipment and intangible assets

Changes in these items, including leased assets, between December 31, 2004 and June 30, 2005 can be analyzed as follows:

	Trademarks	R&D	Other intangible assets	Property, plant and equipment	Assets held for sale *	Total
Dec. 31, 2004	**615.3**	**61.9**	**217.3**	**1,456.7**	**7.6**	**2,358.8**
Acquisitions		54.0	26.5	162.9		243.4
Disposals		(0.1)	(11.9)	(81.6)		(93.6)
Depreciation and amortization	(0.1)	(3.1)	(26.0)	(60.8)		(90.0)
Impairment				(4.1)		(4.1)
Translation adjustment	19.4	1.2	8.9	53.6		83.1
Reclassifications			30.9	(30.9)		
Changes in scope and other	13.6	0.7	39.3	4.3	(2.0)	55.9
June 30, 2005	**648.2**	**114.6**	**285.0**	**1 500.1**	**5.6**	**2,553.5**

* Corresponds to buildings up for sale in France.

Note 5 - Investments accounted for by the equity method and investments at cost

5.1 Investments accounted for by the equity method

Investments accounted for by the equity method can be analyzed as follows:

	% interest		Share in net assets		Share in net income (loss)	
	June 30, 2005	**June 30, 2004**	**June 30, 2005**	**June 30, 2004**	**June 30, 2005**	**June 30, 2004**
MGE Finances	-	-	-	-	-	(0.9)
VA Tech Schneider HV GmbH (1)	-	-	-	-	-	(0.8)
Delta Dore Finance	20.0%	20.0%	11.8	10.4	0.4	0.3
Entivity (1)	-	31.2%	-	0.3	-	(0.5)
Clipsal Asia Holdings	50.0%	50.0%	43.0	48.8	(3.1)	0.0
ELAU Administration GmbH (2)	-	49.05%		5.1	0.8	0.1
Other	N/A	N/A	(6.6)	(4.9)	(0.6)	(0.4)
Total			**48.2**	**59.7**	**(2.5)**	**(2.2)**

(1) Sold in 2004
(2) See Note 2.1, changes in scope of consolidation, and Note 3, goodwill.

Related party transactions primarily concerned companies accounted for by the equity method and were not material at June 30, 2005.

5.2 Investments at cost

(€ millions)	June 30, 2005				Dec. 31, 2004
	% Interest	Cost	Impairment	Fair value	Fair value
I – Listed investments					
Finaxa	2.99%	76.7		174.1	120.9
Gold Peak Industries Holding Ltd	10.6%	10.6	6.1	4.5	10.1
Other listed investments	-	0.4		0.4	5.5
Total listed investments		**87.7**	**6.1**	**179.0**	**136.5**
II – Unlisted companies					
SE Relays LLC (1)	100.00%				26.5
Eb@se France (2)	100.00%	20.7	20.7		
Abacus Engineered Systems (1)	100.00%				16.8
Comipar	4.15%	16.4	16.4		
Easy Plug SAS (2)	50.00%	8.8	8.8		
Paramer (3)	98.96%	7.3	1.5	5.8	5.5
SE Venture	100.00%	6.6	6.6		
Simak (3)	98.50%	5.5	0.5	5.0	4.5
Other (4)	-	27.9	18.0	9.9	8.7
Total unlisted investments		**93.2**	**72.5**	**20.7**	**62.0**
Total investments		**180.9**	**78.6 ***	**199.7**	**198.5**

(1) Included in the scope of consolidation as of January 1, 2005.
(2) Removed from the scope of consolidation – in liquidation.
(3) Companies with no operations.
(4) Valued at less than €5 million each.
* of which €2,2 million of impairment booked in the first half 2005

Fair value corresponds to the closing price for investments listed on an active market and net book value for non-listed investments.

Note 6 - Shareholders' equity

6.1 Translation adjustment

Changes in exchange rates increased shareholders' equity attributable to Schneider Electric by an aggregate €205.2 million, primarily due to the following currencies:

	Attributable to Schneider Electric SA June 30, 2005	Attributable to Schneider Electric SA Dec. 31, 2004 IFRS excl. IAS 32, 39
US dollar	127.6	(68.1)
Japanese yen	(2.0)	0.1
Danish krona	(3.5)	(0.8)
Chinese yuan	15.3	(0.4)
British pound	9.5	(3.8)
Swedish krona	(15.2)	3.3
Others	73.5	(14.8)
TOTAL	**205.2**	**(84.5)**

6.2 Stock option plans

In first-half 2005, 12,500 new Schneider Electric SA shares were created on the exercise of currently vested stock options.

On May 12, 2005, the Board of Directors set up stock option plan no. 25, granting the prizewinners of the "New 2004" trophies 138,500 options to subscribe new shares of Company stock at a price of €57.02, exercisable between October 1, 2005 and May 12, 2013.

On June 28, 2005, the Board of Directors set up stock option plan no. 26, granting 2,003,800 options to subscribe new shares of Company stock at a price of €60.78, in principle exercisable between June 28, 2009 and June 28, 2013. To exercise the option, the grantee must be an employee or corporate officer of the Group. In addition, exercise of half the options is conditional on the achievement of annual objectives based on sales and operating margin.

€8.2 million was charged to administrative costs with respect to plans no. 21, 24 and 25.

Note 7 - Provisions for pensions and other post-retirement benefits

Changes in the value of assets and liabilities related to pension and other post-retirement benefit plans and assets allocated to funding these obligations were as follows:

	Pensions		Other benefits	
	June 30, 2005	**Dec. 31, 2004**	**June 30, 2005**	**Dec. 31, 2004**
Other non-current assets	28.4		-	-
Provisions for pensions and other post-retirement benefits	(516.8)	(521.1)	(563.5)	(505.0)
Net amount recognized in the balance sheet	**(488.4)**	**(521.1)**	**(563.5)**	**(505.0)**

The periodic pension cost charged against first-half 2005 operating income and the funded status of the obligation may be analyzed as follows:

	Pensions		**Other benefits**	
	June 30, 2005	**Dec. 31, 2004**	**June 30, 2005**	**Dec. 31, 2004**
Service cost during the period	22.8	48.5	2.9	6.4
Interest cost (impact of discounting)	43.3	87.9	12.2	26.2
Expected return on plan assets	(46.0)	(87.4)	-	-
Amortization of past service cost during the period	1.0	1.2	(1.0)	(5.1)
Recognized net actuarial (loss) gain				
Curtailments and settlements	(2.9)	(0.8)	-	-
Periodic pension cost	**18.2**	**49.4**	**14.1**	**27.5**

Assumptions used to calculate pension obligations and costs are reviewed every year. Any adjustments are generally made at year-end.

Note 8 - Provisions for contingencies

Provisions for long-term contingencies	Dec. 31, 2004	Long-term portion	Additions	Releases *	Translation adjustment	Other changes **	June 30, 2005	Long-term portion
Economic risks	59,6	55,6	0,8	(2,4)	1,9	(0,3)	59,6	44,4
Customer risks	47,0	47,0	3,3	(4,6)	6,2	6,6	58,5	43,9
Product risks	120,3	32,1	20,5	(33,5)	7,7	2,6	117,6	29,5
Environmental risks	34,7	34,7		(0,6)	0,9	(0,1)	34,9	31,9
Restructuring	108,0		41,1	(61,2)	2,4	(1,2)	89,1	20,0
Other risks	59,2	22,9	6,5	(5,4)	3,1	(2,6)	60,8	31,1
Total	**428,8**	**192,3**	**72,2**	**(107,7)**	**22,2**	**5,0**	**420,5**	**200,8**

* The amount of unused releases at June 30, 2005 was not material.

** Other changes primarily comprise changes in scope and discounting adjustments.

Provisions are recorded for identified contingencies on either a case-by-case basis or a statistical basis.

Discounting adjustments to provisions for long-term contingencies at June 30, 2005 were calculated at the rate of 3.5% (compared with 3.7% at December 31, 2004).

The main changes over the period concerned:

- Product risks

Primarily the use of a provision set aside in 2004 (€8 million) to cover a malfunctioning AFI Breaker circuit breaker, as well as additions to and releases of warranty provisions.

- Restructuring

Releases over the period relate to the use of provisions carried in the accounts at December 31, 2004, notably in France and the United States.

Additions over the period primarily concern reorganization of production capacity in France and Japan and reorganization of IT services, for €34 million, as well as ongoing integration of Lexel units, for €7 million.

Note 9 - Debt and cash

	June 30, 2005		Dec. 31, 2004
Convertible and ordinary bonds	(1,200.0)		(1,200.0)
Bank borrowings	(76.9)		(89.3)
Obligations under capital leases	(18.0)		(23.4)
Employee profit-sharing	(6.3)		(7.0)
Less current portion	32.9		73.8
Long-term debt	(1,268.3)		(1,245.9)
Commercial paper	(430.0)		(60.4)
Accrued interest	(39.4)		(11.3)
Other	(97.6)		(80.8)
Bank overdrafts	(71.6)	(1)	(28.0)
Current portion of long-term debt	(32.9)		(73.8)
Short-term debt	(671.5)		(254.3)
Cash	596.7		556.7
Marketable securities	176.5		419.1
Cash and cash equivalents	773.2	(1)	975.8
Net cash (debt)	**(1,166.6)**		**(524.4)**

(1) Cash and cash equivalents net of bank overdrafts totaled €701.6 million. This is the amount presented in the statement of cash flows.

Marketable securities consist primarily of highly liquid mutual funds.

Note 10 - Contingent liabilities

10.1 Guarantees given and received

	June 30, 2005	Dec. 31, 2004
Contract counterguarantees (1)	155.8	171.0
Mortgages and collateral (2)	19.1	33.4
Guarantees	0.9	4.2
Other commitments given (3)	209.1	209.1
Commitments given	**384.9**	**417.7**
Guarantees	32.5	33.6
Commitments received	**32.5**	**33.6**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a reserve for contingencies is recorded when the risk is considered probable and can be reasonably estimated.

(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.

(3) Other commitments given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

10.2 Purchase commitments

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies, or relate to earn-out payments. Because the Elau acquisition and the put option granted to MGE minority shareholders were recognized in the first half of 2005, residual commitments were not material at June 30, 2005.

10.3 Contingent liabilities

Management generally considers that all known contingencies related to litigation involving the Company are adequately covered by reserves carried in the balance sheet and that the outcome of these claims should not materially affect the Company's financial position or results. This includes the possible consequences of a dispute in Belgium involving former Group executives, described in the annual report.

The loan agreements related to the Company's long-term debt do not contain any rating triggers, but some agreements include covenants requiring the Company to comply with certain financial ratios. As of June 30, 2005, the Company was in compliance with all of these covenants.

Note 11 - Financial instruments

11.1 Book value and nominal value of hedging instruments

		Dec. 31, 2004				June 30, 2005	June 30, 2005
	IFRS designation	Book value	Income (1)	Equity (2)	Cash and cash equivalents	Book value	Nominal value
Foreign currency							
Futures contracts as cash flow hedges	CFH*	10.0		(12.8)		(2.8)	69.1
Other futures contracts to hedge balance sheet items	Trading	31.1	(98.4)			(67.3)	849.6
Options and other hedging instruments	Trading and CFH*	3.9	(3.1)	(2.2)		(1.4)	50.9
Metal prices							
Futures and options	CFH*	7.7		0.1		7.8	79.5
Interest rates							
Swaps on credit lines	Trading	(3.3)	1.5			(1.8)	117.4
Other interest rate swaps	Trading	(56.0)			17.0	(39.0)	457.3
Hedging derivative instruments		**(6.6)**	**(100.0)**	**(14.9)**	**17.0**	**(104.5)**	**1,623.8**

* Cash Flow Hedge

(1) Hedging gains and losses are offset by fair value adjustments in an equal amount to the underlying hedged item.
(2) Recorded under "Other comprehensive income".

11.2 Book value and market value of other financial instruments

	June 30, 2005	
	Book value	Market value
Investments at cost	199.7	199.7
Cash and cash equivalents	176.5	176.5
Other financial assets	305.9	305.9
Bonds	(1,200.0)	(1,268.9)
Syndicated loan (Lexel)	(4.7)	(4.7)
Perpetual bonds	(15.1)	(15.1)
Other borrowings	(720.0)	(720.0)
Total other financial instruments	**(1,257.7)**	**(1,326.6)**

The market value of financial instruments is estimated either internally, by discounting the future differential cash flows at current market interest rate, or by third party banks.

Note 12 – Geographic Segment information

Breakdown by region:

Sales	June 30, 2005	June 30, 2004
Europe	2,725	2,622
North America	1,333	1,155
Asia-Pacific	917	860
Rest of the world	424	340
Total	**5,399**	**4,977**

Operating margin (in %)	June 30, 2005	June 30, 2004
Europe	12.7%	11.4%
North America	12.9%	12.2%
Asia-Pacific	11.5%	11.1%
Rest of the world	12.3%	12.1%
Total	**12.5%**	**11.6%**

Note 13 – Other operating income (expense)

At June 30, 2005, other operating income (expense) broke down as follows:

	June 30, 2005		June 30, 2004	
Restructuring	(46.6)		(38.0)	
Provisions for impairment of operating assets	(5.4)			
Gains or losses on the disposal of operating assets	7.1		2.5	
Gains or losses on disposal of non-current assets	(2.3)		11.7	
Other operating income (expense)	7.6	(1)	51.4	(2)
Total	**(39.6)**		**27.6**	

(1) of which €9,9 million of goodwill impairment at June 30,2005 (see note 3 Goodwill)
(2) of which €12 million of indemnity received and €10 million of IFRS effect of cancellation of actuarial gains and losses that were recognized in « selling, general and administrative expenses ».
In 2005, most of other operating income and expenses were reallocated in other P&L lines.

Note 14 - Financial income (expense) - net

Interest income and expense consist solely of income and expense relating to financial assets (including cash and short-term investments) and debt.

	June 30, 2005	June 30, 2004
Interest income	20.9	16.8
Interest expense	(68.5)	(63.5)
Net gains on the sale of marketable securities	4.1	18.3
Net cost of debt	**(43.5)**	**(28.4)**
Exchange gains and losses, net	(4.0)	0.3
Dividend income	6.8	3.9
Allowances on marketable securities and equity investments	(2.2)	4.1
Discounting adjustments	(6.5)	1.7
Fair value adjustments	3.0	
Other financial expense	(4.4)	(4.1)
Total	**(50.8)**	**(22.5)**

Note 15 - Income taxes

15.1 Analysis of tax expense

Wherever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

Analysis of tax expense	June 30, 2005	June 30, 2004
Current taxes		
• - France	(3.3)	(13.4)
• - International	(161.8)	(136.8)
Total	(165.1)	(150.2)
Deferred taxes		
- France	(45.6)	(40.1)
- International	15.5	11.8
Total	(30.1)	(28.3)
Tax expense	**(195.2)**	**(178.5)**

15.2 Reconciliation of theoretical and effective tax rates

	June 30, 2005	June 30, 2004
Net income attributable to Schneider Electric SA	413.1	360.0
Tax expense	(195.2)	(178.5)
Impairment of goodwill	(9.9)	
Minority interests	(14.2)	(13.1)
Net income (loss) of companies accounted for by the equity method	(2.5)	(2.2)
Income before tax and impairment of goodwill	634.9	553.8
Theoretical tax rate	34.93%	35.43%
Income tax calculated at the theoretical rate (35.43%)	(221.7)	(196.2)
Reconciling items:		
Difference between French and foreign tax rates	18.9	18.0
Tax credits and other tax reductions	13.2	13.8
Unrecognized tax losses arising in current year	(3.2)	(1.9)
Use of unrecognized tax loss carryforwards	4.3	1.4
Additional taxes	(6.4)	(4.6)
Other permanent differences	(0.3)	(9.0)
Actual net tax expense	(195.2)	(178.5)
Effective tax rate	**30.7%**	**32.2 %**

Note 16 - Subsequent events

On July 22, 2005, the Group announced the acquisition of US-based BEI Technologies for an enterprise value of $562 million. Pending approval from anti-trust authorities and fulfillment of the usual conditions, the acquisitions should be finalized and accounted for in the fourth quarter of 2005.

Note 17 – First-time adoption of IFRS

The following tables reconcile the 2004 financial statements prepared in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

They show the adjustments made to the opening and closing balance sheets and the income statement. The IFRS figures presented below are based on the IFRSs and IASs endorsed by the European Union in regulation 1725/2003 and subsequent amendments.

IFRSs/IASs are applicable from either January 1, 2004 or January 1, 2005. In particular, IAS 32 and IAS 39 have been applied prospectively as from January 1, 2005. Adjustments arising from application of IAS 32 and IAS 39 are presented in Note 2.8.

17.1 IFRS-French GAAP reconciliation at January 1, 2004

17.1.1 Opening balance sheet

(in millions of euros)

Assets	*Notes*	Jan. 1, 2004 French GAAP	*Adjustments*	Jan. 1, 2004 IFRS
Non-current assets				
Goodwill, net	*17.7.2*	3 512,8		3 512,8
Intangible assets	*17.7.1*	270,7	*1,3*	272,0
Property, plant and equipment	*17.8.3*	1 439,1	*(9,3)*	1 429,8
Assets held for sale	*17.8.3*	0,0	*14,8*	14,8
Total		5 222,6	6,8	5 229,4
Investments				
Investments accounted for by the equity method		60,5		60,5
Available-for-sale financial assets		369,6		369,6
Other financial assets		585,4		585,4
Total investments		1 015,5	*0,0*	1 015,5
Deferred taxes	*17.7.4*	747,2	*175,9*	923,1
Other non current assets	*17.7.5*	315,6	*(315,2)*	0,4
Total non-current assets		**7 300,9**	***(132,5)***	**7 168,4**
Current assets				
Inventories and work in progress	*17.7.3*	1 124,1	*36,2*	1 160,3
Trade accounts receivable		1 781,3	*(31,6)*	1 749,7
Other receivables and prepaid expenses	*17.7.1 - 17.8.5*	627,0	*(40,4)*	586,6
Cash and cash equivalents		3 087,5		3 087,5
Total current assets		**6 619,9**	***(35,8)***	**6 584,1**
Total assets		**13 920,8**	***(168,3)***	**13 752,5**

(in millions of euros)

Liabilities	*Notes*	**Jan. 1, 2004 French GAAP**	*Adjustments*	**Jan. 1, 2004 IFRS**
Shareholders' equity				
Capital stock		1 854,7		1 854,7
Additional paid in capital		4 290,8		4 290,8
Other comprehensive income				
Retained earnings		1 724,6	*(714,6)*	1 010,0
Cumulative translation adjustment	*17.8.2*	(211,4)	*211,4*	0,0
Shareholders' equity (excluding minority interests)		**7 658,7**	***(503,2)***	**7 155,5**
Minority interests		**74,9**	***(0,5)***	**74,4**
Shareholders' equity		**7 733,6**	***(503,7)***	**7 229,9**
Provisions for long-term losses and contingencies				
Provisions for pensions	*17.7.5*	672,5	*419,5*	1 092,0
Provisions for contingencies	*17.8.5*	156,7	*(17,8)*	138,9
Total provisions for losses and contingencies		829,2	*401,7*	1 230,9
Non-current liabilities				
Ordinary and convertible bonds		1 200,0		1 200,0
Perpetual bonds		113,6		113,6
Long-term portion of financial debt	*17.8.3*	121,7	*5,0*	126,7
Total non-current financial liabilities		1 435,3	*5,0*	1 440,3
Deferred taxes	*17.7.4*	92,2	*(42,5)*	49,7
Other non-current liabilities		40,5		40,5
Total non-current liabilities		**2 397,2**	***364,2***	**2 761,4**
Current liabilities				
Trade accounts payable		1 232,9		1 232,9
Accrued taxes and payroll costs		663,1		663,1
Provisions for short-term losses and contingencies	*17.8.5*	299,0	*(28,8)*	270,2
Other current liabilities		342,0		342,0
Short-term portion of financial debt		1 253,0		1 253,0
Total current liabilities		**3 790,0**	***(28,8)***	**3 761,2**

17.1.2 Shareholders'equity reconciliation at January 1st, 2004

(in millions of euros)

Shareholders' equity – French GAAP – Jan. 1, 2004	**Notes**	**7,658.7**
IFRS adjustments		
Pensions	17.7.5	(734.7)
Additional deferred taxes	17.7.4	(49.6)
Rebates	17.7.6	(31.7)
Inventory	17.7.3	36.2
Discounting of provisions	17.8.5	17.8
Elimination of deferred charges	17.7.1	(10.0)
Other		0.8
Deferred tax impact of adjustments	17.7.4	268.0
Shareholders' equity – IFRS – Jan. 1, 2004		**7,155.5**

17.2 IFRS-French GAAP reconciliation at December 31, 2004

17.2.1 – Closing balance sheet

Assets	***Notes***	**Dec. 31, 2004 French GAAP**	***Adjustments***	**Dec. 31, 2004 IFRS**	***IAS 32-39 adjustments***	**Dec. 31, 2004 IFRS incl. IAS 39**
					Note 2.8	
Non-current assets						
Goodwill, net	*17.7.2*	4 077,7	*384,6*	4 462,3	*76,7*	4 539,0
Intangible assets	*17.7.1*	846,5	*48,0*	894,5		894,5
Property, plant and equipment	*17.8.3*	1 458,8	*(2,1)*	1 456,7		1 456,7
Assets held for sale	*17.8.3*		*7,6*	7,6		7,6
Total		6 383,0	438,1	6 821,1	76,7	6 897,8
Investments						
Investments accounted for by the equity method		65,3	*0,0*	65,3		65,3
Available-for-sale financial assets		154,3	*0,0*	154,3	*44,2*	198,5
Other financial assets		288,1	*0,0*	288,1		288,1
Total investments		507,7	*0,0*	507,7	*44,2*	551,9
Deferred taxes	*17.7.4*	752,8	*77,5*	830,3	*2,4*	832,7
Other non-current assets	*17.7.5*	262,1	*(262,1)*	0,0		0,0
Total non-current assets		**7 905,6**	**253,5**	**8 159,1**	**123,3**	**8 282,4**
Current assets						
Inventories and work in progress	*17.7.3*	1 369,7	*39,7*	1 409,4		1 409,4
Trade accounts receivable		2 135,7	*0,0*	2 135,7		2 135,7
Other receivables and prepaid expenses	*17.7.1- 17.8.:*	571,5	*(42,4)*	529,1	*21,7*	550,8
Cash and cash equivalents		1 062,8	*0,0*	1 062,8	*(87,0)*	975,8
Total current assets		**5 139,7**	**(2,7)**	**5 137,0**	**(65,3)**	**5 071,7**
Total assets		**13 045,3**	**250,8**	**13 296,1**	**58,0**	**13 354,1**

(in millions of euros)

Liabilities	*Notes*	**Dec. 31, 2004 French GAAP**	*Adjustments*	**Dec. 31, 2004 IFRS**	*IAS 32-39 adjustments*	**Dec. 31, 2004 IFRS incl. IAS 39**
					Note 2.8	
Shareholders' equity						
Capital stock		1 809,6	*0,0*	1 809,6		1 809,6
Retained earnings		5 765,5	*(180,0)*	5 585,5	*(48,8)*	5 536,7
Shareholders' equity (excluding minority interests)		**7 575,1**	***(180,0)***	**7 395,1**	***(48,8)***	**7 346,3**
Minority interests		**69,0**	***3,8***	**72,8**	***3,4***	**76,2**
Shareholders' equity		**7 644,1**	***(176,2)***	**7 467,9**	***(45,4)***	**7 422,5**
Provisions for long-term losses and contingencies						
Provisions for pensions	*17.7.5*	660,9	*365,3*	1 026,2		1 026,2
Provisions for contingencies	*17.8.5*	208,7	*(16,4)*	192,3		192,3
Total provisions for losses and contingencies		869,6	*348,9*	1 218,5	*0,0*	1 218,5
Non-current liabilities						
Ordinary and convertible bonds		1 200,0	*0,0*	1 200,0		1 200,0
Perpetual bonds		73,3	*0,0*	73,3	*(73,3)*	0,0
Long-term portion of financial debt	*17.8.3*	20,8	*4,1*	24,9	*21,0*	45,9
Total non-current financial liabilities		1 294,1	*4,1*	1 298,2	*(52,3)*	1 245,9
Deferred taxes	*17.7.4*	101,5	*101,7*	203,2	*22,7*	225,9
Other non-current liabilities		104,4	*0,0*	104,4	*73,3*	177,7
Total non-current liabilities		**2 369,6**	***454,7***	**2 824,3**	***43,7***	**2 868,0**
Current liabilities						
Trade accounts payable		1 384,4	*0,0*	1 384,4		1 384,4
Accrued taxes and payroll costs		849,5	*0,0*	849,5		849,5
Provisions for short-term losses and contingencies						
Other current liabilities	*17.8.5*	543,4	*(27,7)*	515,7	*59,7*	575,4
Short-term portion of financial debt		254,3	*0,0*	254,3		254,3
Total current liabilities		**3 031,6**	***(27,7)***	**3 003,9**	***59,7***	**3 063,6**
Total liabilities and shareholders' equity		**13 045,3**	***250,8***	**13 296,1**	***58,0***	**13 354,1**

17.2.2 – Net income

(in millions of euros)

Net income (attributable to Schneider Electric SA) - French GAAP - Dec. 31, ;	*Notes*	564,6
IFRS adjustments		
Amortization of goodwill	*17.7.2*	217,1
Capitalization of development costs	*17.7.1*	45,6
Reversal of amortization of actuarial gains and losses	*17.7.5*	38,7
Stock option expense	*17.7.7*	(8,9)
Other		3,2
Deferred tax impact of adjustments	*17.7.4*	(32,1)
Minority interests		(4,3)
Net income (attributable to Schneider Electric SA) - IFRS - Dec. 31, 2004		**823,9**

17.3 IFRS-French GAAP reconciliation interim balance sheet

(in millions of euros)

Assets	***Notes***	**June 30, 2004 French GAAP**	***Adjustments***	**June 30, 2004 IFRS**
Non-current assets				
Goodwill, net	*17.7.2*	3 959,0	*279,4*	4 238,4
Intangible assets	*17.7.1*	818,1	*25,0*	843,1
Property, plant and equipment	*17.8.3*	1 497,6	*(9,4)*	1 488,2
Assets held for sale	*17.8.3*		*14,9*	14,9
Total		6 274,7	309,9	6 584,6
Investments				
Investments accounted for by the equity method		59,7		59,7
Available-for-sale financial assets		291,3		291,3
Other financial assets		294,9		294,9
Total investments		645,9	0,0	645,9
Deferred taxes	*17.7.4*	772,2	*175,5*	947,7
Other non-current assets	*17.7.5*	303,4	*(303,4)*	0,0
Total non-current assets		**7 996,2**	**182,0**	**8 178,2**
Current assets				
Inventories and work in progress	*17.7.3*	1 392,0	*42,9*	1 434,9
Trade accounts receivable		2 223,3	*(31,7)*	2 191,6
Other receivables and prepaid expenses	*17.7.1- 17.8.5*	565,9	*(39,2)*	526,7
Cash and cash equivalents		1 313,3		1 313,3
Total current assets		**5 494,5**	**(28,0)**	**5 466,5**
Total assets		**13 490,7**	**154,0**	**13 644,7**

(in millions euros)

Liabilities	*Notes*	June 30, 2004 French GAAP	*Adjustments*	June 30, 2004 IFRS
Shareholders' equity				
Capital stock		1 859,9		1 859,9
Retained earnings		5 862,4	*(576,6)*	5 285,8
Cumulative translation adjustment		(158,0)	*196,4*	38,4
Shareholders' equity (excluding minority interests)		**7 564,3**	***(380,2)***	**7 184,1**
Minority interests		**61,4**	*(0,1)*	61,3
Shareholders' equity		**7 625,7**	***(380,3)***	**7 245,4**
Provisions for long-term losses and contingencies				
Provisions for pensions	*17.7.5*	690,2	*432,9*	1 123,1
Provisions for contingencies	*17.8.5*	159,3	*90,8*	250,1
Total provisions for losses and contingencies		849,5	*523,7*	1 373,2
Non-current liabilities				
Ordinary and convertible bonds		1 200,0		1 200,0
Perpetual bonds		94,2		94,2
Long-term portion of financial debt	*17.8.3*	111,7	*4,6*	116,3
Total non-current financial liabilities		1 405,9	*4,6*	1 410,5
Deferred taxes	*17.7.4*	90,8	*143,1*	233,9
Other non-current liabilities		92,2		92,2
Total non-current liabilities		**2 438,4**	***671,4***	**3 109,8**
Current liabilities				
Trade accounts payable		1 508,2	*0,0*	1 508,2
Accrued taxes and payroll costs		893,6	*0,0*	893,6
Provisions for short-term losses and contingencies				
Other current liabilities	*17.8.5*	632,2	*(137,1)*	495,1
Short-term portion of financial debt		392,6	*0,0*	392,6
Total current liabilities		**3 426,6**	***(137,1)***	**3 289,5**
Total liabilities and shareholders' equity		**13 490,7**	***154,0***	**13 644,7**

17.4. IFRS-French GAAP reconciliation interim statement of income

Consolidated Statement of Income

(in millions of euros except for earnings per share)	**Notes**	**June 30, 2004 French GAAP**	***Adjustments***	**June 30, 2004 IFRS**
Sales	*17.7.6*	**4 984,4**	***(7,7)***	**4 976,7**
Cost of sales	*17.7.1*	(2 854,5)	*(133,7)*	(2 988,2)
Gross margin		**2 129,9**	***(141,4)***	**1 988,5**
Research and development expenses	*17.7.6*	(265,1)	*138,7*	(126,4)
Selling, general and administrative expenses		(1 335,1)	*21,7*	(1 313,4)
Other income (expenses), net		41,8	*(25,9)*	15,9
Operating income		**571,5**	***(6,9)***	**564,6**
Financial expense, net		(28,2)	*17,4*	(10,8)
Income from operations before tax		**543,3**	***10,5***	**553,8**
Exceptional items	*17.6*	(38,1)	*38,1*	0,0
Income tax		(159,9)	*(18,6)*	(178,5)
Net income of fully consolidated companies before amortization of goodwill		**345,3**	***30,0***	**375,3**
Amortization of goodwill	*17.7.2*	(104,0)	*104,0*	0,0
Group's share of losses of equity investments		(2,2)		(2,2)
Net income of continuing activities		**239,1**	***134,0***	**373,1**
Discontinued activities				0,0
Net income before minority interests		**239,1**	***134,0***	**373,1**
Minority interests		(12,8)	*(0,3)*	(13,1)
Net income attributable to Schneider Electric SA		**226,3**	***133,7***	**360,0**
Earnings per share (in euros)		*1,01*		*1,61*
Diluted earnings per share (in euros)		*1,01*		*1,61*

(in millions of euros)

Net income attributable to Schneider Electric SA - French GAAP - June 30, 2004	Notes	226,3
IFRS adjustments		
Amortization of goodwill	17.7.2	104,0
Capitalization of development costs	17.7.1	22,4
Reversal of amoprtization of actuarial gains and losses	17.7.5	19,5
Stock option expense	17.7.7	(4,4)
Other		11,1
Deferred tax impact of adjustments	17.7.4	(18,6)
Minority interests		(0,3)
Net income attributable to Schneider Electric SA - IFRS - June 30, 2004		**360,0**

17.5 **IFRS-French GAAP reconciliation interim statement of cash flows**

	June 30, 2004 IFRS	R&D Capitalization	Reclassification R&C à CT	Other	June 30, 2004 French gaap
Net cash provided by operating activities before changes in operating assets and liabilities	580	(22)	(15)	0	543
Change in working capital requirement	(223)		15	56	(152)
Net cash provided by operating activities	**357**	**(22)**	**0**	**56**	**391**
Net cash used by investment in operating assets	(145)	22		0	(123)
Net cash used by investment in financial assets and other	(453)			(61)	(514)
Net cash (used)/provided by investing activities	**(598)**	**22**	**0**	**(61)**	**(637)**
Net cash used by financing activities	**(1 573)**				**(1 573)**
Micellaneous	(17)			5	(12)
Net increase/(decrease) in cash and cash equivalents	***(1 831)***	***0***	***0***	***(0)***	***(1 831)***
Cash and cash equivalents at beginning of period	**2 902**				**2 902**
Increase/(decrease) in cash and cash equivalents	(1 831)				(1 831)
Cash and cash equivalents at end of period	**1 071**				**1 071**

	Dec. 31, 2004 IFRS	R&D Capitalization	Reclassification R&C à CT	Other	Dec. 31, 2004 French gaap
Net cash provided by operating activities before changes in operating assets and liabilities	1 282	(46)	24	0	1 260
Change in working capital requirement	(98)		(24)	(16)	(138)
Net cash provided by operating activities	**1 184**	**(46)**	**0**	**(16)**	**1 122**
Net cash used by investment in operating assets	(329)	46		0	(284)
Net cash used by investment in financial assets and other	(840)			(1)	(840)
Net cash (used)/provided by investing activities	**(1 169)**	**46**	**0**	**(1)**	**(1 124)**
Net cash used by financing activities	**(1 976)**				**(1 976)**
Micellaneous	5			17	22
Net increase/(decrease) in cash and cash equivalents	**(1 956)**	**(0)**	**0**	**0**	**(1 956)**
Cash and cash equivalents at beginning of period	**2 902**				**2 902**
Increase/(decrease) in cash and cash equivalents	(1 956)				(1 956)
Cash and cash equivalents at end of period	**946**				**946**

The main impact on the cash flow statement is related to capitalized development expenses, which appear under cash used by investment in operating assets. The resulting reclassifications between net cash provided by operating activities before changes in operating assets and liabilities and cash used by investment in operating assets amounted to €22 million in first-half 2004 and €46 million in full-year 2004.

Application of IAS 7 led the Group to specify the classification of certain operating provisions that were reclassified from change in working capital to net cash provided by operating activities before changes in operating assets and liabilities, in an amount of €15 million in first-half 2004 and a negative €24 million in full-year 2004. In addition, the Group has reviewed the treatment used to consolidate MGE at June 30, 2004. This led to a reclassification of €61 million from net cash used by investing activities to change in working capital. This reclassification was already reflected in the French GAAP financial statements at December 31, 2004.

17.6. Adjustments arising from the first-time adoption of IFRS

The opening IFRS balance sheet at January 1, 2004 has been prepared using the following options and exemptions allowed under IFRS 1- *First Time Adoption Of IFRS*:

- Business combinations carried out prior to January 1, 2004 have not been restated.
- Cumulative unrecognized actuarial gains and losses for defined benefit plans have been reset to zero, by adjusting opening retained earnings.
- Cumulative translation adjustments have been reset to zero at January 1, 2004, by adjusting opening retained earnings.
- IAS 39 has been applied prospectively from January 1, 2005.

The other options available under IFRS 1 have not been used, particularly that of remeasuring property, plant and equipment or intangible assets at fair value.

- Income statement presentation

The presentation of the income statement has been changed to comply with IAS 1 – *Presentation of Financial Statements*. The main change concerns items classified as exceptional in the French GAAP accounts, which are reported above the line in the IFRS income statement, in operating revenue or expense. In addition, research and development costs have been reclassified, as explained in note 17.7.1 below.

17.7. Changes in accounting principles and policies

17.7.1. Intangible assets

- **Intangible assets generated by research and development activities**

Development costs for new products and comprehensive product upgrades may be capitalized under IAS 38. In 2004, systems were set up to track and capitalize these costs. Only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs capitalized in 2004 amounted to €22 million at June 30, 2004 and €46 million at December 31, 2004, before tax. These costs are being amortized over the estimated life of the underlying technology, which averages 5 years.

A substantial proportion of development costs consists of maintenance or process engineering costs for existing products, which do not qualify for capitalization under IAS 38. In the IFRS accounts, these costs continue to be charged directly to the income statement; however, they are reclassified under "Cost of sales" and included in the carrying value of inventories where appropriate. Only research costs continue to be reported under "Research and development expenses", as they cannot be capitalized.

The resulting changes in the presentation of R&D costs are as follows:
- Qualifying development costs are recorded in the balance sheet (€22 million at June 30, 2004 and €46 million at December 31, 2004).

- Maintenance and process engineering costs are reported under "Cost of sales" and included in the value of inventories, in an amount of €116 million at June 30, 2004 and €195 million at December 31, 2004 (see Note 17.7.3).

- The amount reported under "Research and development expenses" corresponds solely to research costs.

- **Intangible assets previously recognized in the balance sheet**

All intangible assets carried in the opening French GAAP balance sheet at January 1, 2004 comply with the definition contained in IAS 38 – *Intangible Assets.*

Deferred charges recognized in the French GAAP balance sheet have been reclassified under different asset captions (€1 million at January 1, 2004, €1 million at June 30, 2004 and €2 million at December 31, 2004) or eliminated (€10 million at January 1, 2004, €10 million at June 30, 2004 and €12 million at December 31, 2004).

No changes have been made to amortization periods.

- **Intangible assets acquired in connection with business combinations**

Under IFRS 3 – *Business Combinations,* intangible assets of the acquired company must be recognized separately from goodwill where the assets concerned qualify for recognition as intangible assets under IAS 38. These intangible assets are also recognized in the French GAAP accounts and adoption of IFRS 3 does not therefore result in any adjustments to the 2004 accounts.

17.7.2. Goodwill

As explained above, the Group has decided not to restate acquisitions made prior to January 1, 2004.

Goodwill arising on business combinations carried out in 2004 (and final adjustments to goodwill arising on business combinations carried out in 2003) has been reported in the French GAAP accounts in accordance with IFRS 3 – *Business Combinations.*

Net goodwill carried in the opening balance sheet at January 1, 2004 is no longer amortized. This change of method had a favorable impact on income of €104 million in first-half, 2004 and €217 million in the full year 2004 and on the balance sheet of €101 million at June 30, 2004 and €209 million at December 31, 2004, after taking into account translation adjustments.

Goodwill has also been adjusted by €176 million at June 30, 2004 and December 31, 2004 to take into account deferred tax liabilities recognized on brands purchased in 2004, in application of IAS 12.

French GAAP (standard CRC 2002-10) comply with IAS 36 - *Impairment Of Assets,* and goodwill has been tested for impairment on the same basis in both the French GAAP and the IFRS accounts.

17.7.3. Inventories

The carrying value of inventories in the IFRS balance sheet includes process engineering costs and amortization of capitalized development costs. This change of valuation method has the effect of increasing the value of inventories by €36 million at January 1, 2004, €43 million at June 30, 2004 and €40 million at December 31, 2004

17.7.4. Deferred taxes

In the French GAAP accounts, deferred taxes are recognized for all temporary differences between the book value of assets and liabilities and their tax basis, except for deferred taxes on non-amortizable intangible assets that cannot be sold separately from the acquired entity (§ 313 of standard CRC 99-02), corresponding in practice to trademarks.

Under French GAAP, material deferred tax assets and liabilities are discounted when the period in which they are expected to reverse can be reliably determined.

Application of IAS 12 – *Income taxes* – has the following impact:

A deferred tax liability is reported on trademarks recognized in connection with business combinations. The effect of this change of method on opening retained earnings is €17 million. For acquisitions carried out in 2004, the impact is €176 million, leading to a corresponding adjustment of the goodwill recognized on the acquisitions concerned (see Note 17.7.2).

Deferred taxes are not discounted, resulting in an increase of €33 million in deferred tax liabilities at January 1, 2004.

Deferred taxes are included in non-current assets and liabilities in accordance with IAS 1 – *Presentation Of Financial Statements,* which requires a distinction to be made between current and non-current items.

The other adjustments to deferred taxes arise from adjustments made in application of other standards. They include:

Deferred tax liability recognized in respect of the change in inventory valuation (€13 million at January 1, 2004, €15 million at June 30, 2004 and €14 million at December 31, 2004).

Deferred tax liability recognized in respect of capitalized development costs in an amount of €8 million at June 30, 2004 and €16 million at December 31, 2004 (see note 17.7.1 above).

Deferred tax asset recognized in respect of the additional obligation reported for defined benefit plans (mainly actuarial gains and losses) in the IFRS balance sheet (see note 17.7.5 below), in an amount of €274 million at January 1, 2004, €276 million at June 30, 2004 and €248 million at December 31, 2004..

17.7.5. Pensions and other employee benefits

Employee benefit obligations are identified and measured in the French GAAP accounts using methods that are similar to those set out in IAS 19 – *Employee Benefits*. These methods are described in the 2004 Annual Report (Note 1.16 to the consolidated financial statements).

In connection with the changeover to IFRS, the Group has performed a comprehensive review of its employee benefit plans. Some plans that were previously qualified as defined contribution – including certain European retirement plans and certain healthcare plans – constitute defined benefit plans under IAS 19 and have therefore been reclassified.

In addition, as explained above, unrecognized cumulative actuarial gains and losses and vested past service costs have been reset to zero by adjusting retained earnings, as allowed under IFRS 1 – *First Time Adoption of IFRS*. The total effect of this adjustment on the opening balance sheet at January 1, 2004 is €735 million.

Plan assets have been reclassified as a deduction from corresponding plan liabilities (€315 million at January 1, 2004, €303 million at June 30, 2004 and €262 million at December 31, 2004).

The net effect on pension and other post employment benefit liabilities was €420 million at January 1, 2004, €433 million at June 30, 2004 and €365 million at December 31, 2004.

The absence of amortization of previously recognized actuarial gains and losses has a positive effect on the IFRS income statement of €19 million in first-half 2004 and €38 million in full-year 2004, reported under administrative costs (€9 million in first-half 2004 and €20 million in full-year 2004) and "Cost of sales" (€10 million in first-half 2004 and €18 million in full-year 2004).

Going forward, the Group has decided to recognize all actuarial gains and losses under "Other comprehensive income" in the Statement of Recognized Income and Expenses, as allowed in IAS 19 (revised). The amount for 2004 was €22 million, net of tax.

17.7.6. Revenue recognition

The revenue recognition policies applied in the French GAAP accounts are not materially different from the requirements of IAS 18 – *Revenue* and IAS 11 – *Long-Term Contracts*:

Sales of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Long-term contract revenue is recognized by the percentage-of-completion method and a provision is booked for expected contract losses as soon as they are considered probable.

Volume rebates granted to distributors are recognized as an expense when the initial sales are made by Schneider Electric to these distributors. The effect of this change in recognition principle has been recognized in the French GAAP and IFRS financial statements at January 1, 2004 and represents €32 million.

Certain cash discounts (€4 million in first-half 2004 and €8 million in full-year 2004) included in interest expense, and certain sales incentives (€3 million in first-half 2004 and €7 million in full-year 2004) reported under selling expenses have been reclassified as a deduction from sales in the IFRS accounts.

17.7.7. IFRS 2- Share-based payment

IFRS 2 applies to stock options granted after November 7, 2002 that do not vest prior to January 1, 2005.

The plans concerned are plan no. 21 dated February 5, 2003 (2,000,000 options exercisable as from February 5, 2007) and plan no. 24 dated May 6, 2004 (2,060,700 options exercisable as from May 6, 2008).

The Group has chosen to value options using the Cox Ross Rubinstein binomial option pricing model.

Based on market data at the grant dates, the total stock option expense came to €5 million at June 30, 2004 and €9 million at December 31, 2004, reported under "Other expenses".

17.8. Standards with little or no impact on the Group accounts

17.8.1 . Consolidation scope and methods

Application of the control criteria set out in IAS 27 – *Consolidated Financial Statements And Accounting For Investments In Subsidiaries* – has not led to any change in the companies fully consolidated in the Group accounts.

The principles and methods described in Note 1.3 to the 2004 French GAAP consolidated financial statements are compliant with IFRS.

17.8.2 . Foreign currency translation

The cumulative translation adjustment has been reset to zero in the opening IFRS balance sheet at January 1, 2004, as allowed under IFRS 1. The impact at January 1, 2004 was €211 million.

Adoption of IAS 21 and IAS 29 has no impact on the Group accounts because the foreign currency conversion and translation principles applied in the French GAAP accounts (notes 1.6 and 1.7 to the 2004 consolidated financial statements) comply fully with the methods prescribed under IFRS.

17.8.3 . Property, plant and equipment and leases

Adoption of IAS 16 – *Property, Plant And Equipment* and IAS 40 – *Investment Property* has no impact on the Group accounts.

Property, plant and equipment consist mainly of manufacturing equipment dedicated to specific product lines and material parts of individual items of equipment are already depreciated separately in the French GAAP accounts. Consequently, there is no need to change the assets' carrying value or depreciation schedules to comply with IAS 16. In addition, the Group does not own any investment property.

Adoption of IAS 17 – *Leases* has led to the reclassification of certain non-material leases. The impact of these reclassifications at January 1, 2004 was €6 million on assets and €5 million on debt.

In accordance with IFRS 5 – *Non-Current Assets Held For Sale And Discontinued Operations* – assets held for sale at the year-end (consisting mainly of real estate) are reported separately, in an amount of €15 million at January 1, 2004 and June 30, 2004 and €8 million at December 31, 2004.

17.8.4. Impairment of assets

As recommended by the French securities regulator (COB, now renamed AMF), the Group elected for early adoption – starting in 2002 – of standard CRC 2002-10 concerning asset impairments. The method used to test assets for impairment complies with IAS 36 – *Impairment Of Assets* and the level (Cash Generating Unit) at which the recoverability of goodwill is assessed are also compatible with this standard.

The Group's business is highly sensitive to technological advances and property, plant and equipment are already tested for impairment at regular intervals. For the purpose of preparing the IFRS accounts, IAS 36 is also being applied to internally-generated intangible assets corresponding to capitalized development costs.

17.8.5 Provisions for losses and contingencies

The changeover to IFRS has no impact on provisions for losses and contingencies because the criteria applied in the French GAAP accounts to recognize these items comply with IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets.*

However, in the IFRS accounts, long-term provisions for losses and contingencies have been discounted. The discounting adjustment posted to retained earnings amounted to €18 million at January 1, 2004, €17 million at June 30, 2004 and €16 million at December 31, 2004.

The following reclassifications have been made:

- Certain provisions for impairment of assets that were previously reported as liabilities have been reclassified as a deduction from the corresponding assets (€29 million at January 1, 2004 and €28 million at June 30 and December 31, 2004).
- Accrued liabilities related to the environment and product warranties have been reclassified under provisions for losses and contingencies in the IFRS financial statements at June 30, 2004, in an amount of €35 million. Because these provisions were reclassified directly in the French GAAP financial statements at December 31, 2004, there is no difference between the French GAAP and IFRS accounts as of that date.

17.9. Application of IAS 32 and IAS 39

IAS 32 – *Financial Instruments – Disclosure and Presentation* and IAS 39 – *Financial Instruments – Recognition and Measurement* – have been applied prospectively, from January 1, 2005.

The following table shows the impact on the main balance sheet items affected by the application of IAS 32 and IAS 39.

December 31, 2004 (in millions of euros)	IFRS before IAS 32 and 39	Treasury stock	Available-for-sale instruments	Hedging instruments	Derivative instruments not qualifying for hedge accounting	Perpetual bonds	Puts granted to minority interests	IFRS including IAS 32 and 39
		A	**B**	**C**	**D**	**E**	**F**	
Goodwill	4,462.3						76.7	4,539.0
Investments	154.3		44.2					198.5
Other accounts receivable	529.1			19.9	1.8			550.8
Cash and cash equivalents	1,062.8	(87)						975.8
Perpetual bonds	(73.3)					73.3		(0.0)
Other long-term financial debt	(24.9)					(21.0)		(45.9)
Other long-term debt	(104.4)						(73.3)	(177.7)
Other short-term debt	(515.7)				(3.3)	(56.4)		(575.4)
Retained earnings, net of tax	(1,597.8)	87			1.2	2.7		(1,506.9)
Other comprehensive income, net of tax	(22.3)		(29.0)	(12.9)				(64.2)
Minority interests	(72.8)						(3.4)	(76.2)
Deferred tax assets	830.3				1.0	1.4		832.7
Deferred tax liabilities	(203.2)		(15.2)	(7.0)	(0.5)			(225.9)

A- <u>Treasury stock</u>

IAS 32 requires all Schneider Electric shares held by the parent company and subsidiaries to be recorded as a deduction from shareholders' equity, whatever the purpose for which the shares are held. In accordance with this standard, Schneider Electric shares with a value of €87 million carried in assets in the French GAAP balance sheet at December 31, 2004, under "Cash and cash equivalents", have been reclassified as a deduction from equity.

B- <u>Financial assets available for sale</u>

In accordance with IAS 39, investments in non-consolidated companies have been reclassified as available-for-sale financial assets and measured at fair value (corresponding to market value in the case of listed shares). Gains and losses arising from remeasurement at fair value are accumulated in equity under "Other comprehensive income". Fair value adjustments to available-for-sale financial assets at December 31, 2004 amounted to €44.2 million.

<u>C- Derivative instruments and hedge accounting</u>

IAS 39 requires all derivative instruments to be recognized in the balance sheet and measured at fair value, whereas in the French GAAP accounts, these instruments were generally carried off-balance sheet. The treatment of gains and losses arising from remeasurement at fair value depends on whether or not the instruments qualify for hedge accounting under IAS 39.

Currency instruments and hedges of future metal purchases qualified as cash flow hedges under IAS 39 have been recorded in the balance sheet under "Other receivables" at their fair values of €12.2 million and €7.7 million respectively, leading to adjustments of equity in the same amounts, recorded under "Other comprehensive income".

D- Derivative instruments not qualifying for hedge accounting

Derivative instruments not qualifying for hedge accounting under IAS 39 have been recorded at fair value in the balance sheet, in assets for €1.8 million and in liabilities for €3.3 million, leading to corresponding adjustments to equity. The instruments concerned consist mainly of interest rate hedges on intercompany debt.

E- Perpetual bonds

In the French GAAP accounts, the 1991 perpetual bonds are recorded in debt at their nominal value, while the related interest rate swaps are carried off-balance sheet.

- In accordance with interpretation SIC 12 and IAS 39, the Group has consolidated the special purpose vehicle that holds the perpetual bonds. The swaps taken out in connection with the perpetual bonds have been measured at fair value.
- Interest rate swaps taken out directly by the Group, which do not qualify for hedge accounting, are recognized in the balance sheet at fair value, with gains and losses arising from remeasurement at fair value recognized in "Financial expense – net".

At December 31, 2004, the fair value of the perpetual bonds and swaps in the special purpose vehicle was €21 million, and the fair value of the swaps entered into directly by the Group was €56.4 million.

F- Put options granted to minority shareholders

The Group has given commitments to buy out the minority shareholders of consolidated subsidiaries (put options). These commitments were reported off-balance sheet in the French GAAP accounts at December 31, 2004. IAS 32 requires their recognition in debt, at fair value. In the absence of established accounting practice and pending publication of an interpretation by the IFRIC specifying the accounting treatment of the related adjustment, the difference between the fair value of the put options and the underlying minority interests has been posted to goodwill.

Management Review First Half 2005

Highlights of First Half 2005

Changes in the scope of consolidation

In February, the Company strengthened its position in the North American energy and energy efficiency market by acquiring Power Measurement Inc. The acquisition was finalized on April 14, 2005, and Power Measurement has been fully consolidated as from that date.

In May 2005, the Company acquired the remaining 50.9% interest in Elau GmbH that it did not already own. This now wholly-owned subsidiary has been fully consolidated as from June 1, 2005.

Abacus and SE Relays, acquired at the end of 2004, have been fully consolidated as from January 1, 2005.

Kavlico, Andover and Security International have been fully consolidated since July 1, 2004. The first-half comparison therefore reflects a change in the scope of consolidation.

Together, these changes in scope of consolidation added €171.5 million, or 3.4% to sales and €28.5 million, or 4.9%, to operating income for the period. Their average operating margin in the first half stood at 16.7%.

Acquisitions not yet consolidated

On June 8, 2005, the Company announced the acquisition of ABS EMEA, Invensys' building automation division in Europe and the Middle East. The transaction has been submitted to anti-trust officials for approval. If approved, ABS EMEA will be fully consolidated in the second half of 2005.

On June 30, 2005, Schneider Electric's US-subsidiary, Square D, signed an agreement to acquire Juno Lighting Inc, leader in lighting equipment for the business and residential markets. The acquisition should be completed at the end of third quarter 2005.

Exchange rate fluctuations

Fluctuations in exchange rates reduced sales by €70 million, or 1.4%, and operating income by €35 million, or 6,1%. Most of the impact came from the euro's average parity to the US dollar and the Chinese yuan:

	USD	CNY
Average rate, first-half 2004	1.2286	10.1683
Average rate, first-half 2005	1.2883	10.6577

Excluding the currency effect, operating margin would have been 13.0% for first half 2005.

Income Statement

Unless otherwise specified, all period-on-period changes have been calculated on a like-for-like basis (i.e. based on a comparable scope of consolidation and at constant exchange rates).

Sales

Consolidated sales for the six months ended June 30, 2005 amounted to €5,399 million, an increase of 8.5 % compared with reported sales for the same period of 2004. The like-for-like increase was 6.4%.

Sales by Operating Division

Sales of the **European** Operating Division rose 2.8% to €2,725 million in the first half. This growth is not homogeneous between countries. France, Germany and the United Kingdom have growth rates that are comparable to the european average. Spain has a sustained growth whereas markets remain difficults in Italy.

Sales of the **North American** Operating Division increased 8% to €1,333 million, confirming the very good growth dynamic of the activity.

Sales of the **Asia-Pacific** Operating Division climbed 8.3% to €917 million. China and India maintained high growth rates of 14.4% and 28.9%, respectively.

International Operating Division sales came to €424 million, up 24.5% on the year-earlier period. The division benefits from the high level of investments made in the countrie of this geographical area and reaches an excellent performance.

Operating income

First-half operating income totaled €676 million versus €576 million in the year-earlier period, an increase of 17.3% on a reported basis and of 18.4% like-for-like. Consolidated operating margin (representing operating income expressed as a percentage of sales) widened to 12.5% from 11.6%.

Operating income includes €47 million in non-recurring expenses related to industrial and IT redeployment programs in France, Sweden and Japan.

At June 30, 2005, capitalization of development costs had a €54 million impact on operating income. Capitalized development projects totaled €22 million at the end of the first half 2004.

The **European** Division's operating margin rose 1.3 points to 12.7%, thanks to a strong actions taken for the reduction of structure costs.

The **North American** Division had an operating margin of 12.9%, up 0.7 points confirming the improvement in profitability.

Operating margins in the **Asia-Pacific** Division and the **International** Division were stable overall, at respectively 11.5 % and 12.3%.

Net financial expense

Net financial expense rose to €51 million in first half 2005 from €23 million at June 30, 2004. Interest expense grew by €15 million, reflecting the €640 million increase in net debt from the year-earlier period. Exchange gains and losses, gains and losses arising from remeasurement at fair value of financial instruments and discounting of provisions for contingencies added another €8 million to net financial expense.

Group share in income/(loss) of equity investments

The Group's share in the income and losses of equity investments represented a net loss of €2.5 million compared with €2.2 million for the year-earlier period.

Minority interests

Minority interests, primarily corresponding to the share of income attributable to minority shareholders of MGE-UPS, Feller AG, EPS Ltd and certain Chinese companies, remained relatively unchanged at €14.2 million.

Income taxes

The effective tax rate for first half 2005 was 30.7%, compared with 32.2% at June 30, 2004.

Net income

Net income for the period came to €413 million, an increase of 14.7% over first half 2004.

Balance Sheet

At June 30, 2005, total consolidated assets amounted to €14,354 million.

Non-current assets

Non-current assets rose 7.3% over the period to €8,889 million, or 61.9% of total assets (62.0% at June 30, 2004).

Net goodwill amounted to €4,989 million. The €450 million increase over the period primarily reflects €244 million in goodwill recognized on acquisitions for the period, including Power Measurement and Elau for €166 million and €58 million, respectively, less the reclassification of €24 million in Kavlico goodwill under intangible assets (trademarks, patents and customer files) and a €240 million positive translation adjustment.

Trademarks rose by €33 million over the period to €648 million following recognition of the Kavlico trademark for €12 million and a positive translation adjustment of €19 million.

Capitalized development expenses totaled €115 million versus €62 million at December 31, 2004. Substantially all of the increase is attributable to the capitalization of €54 million in expenses over the period less amortization of €3 million.

Other intangible assets rose €68 million to €285 million and consisted mainly of software and patents. The increase reflects, in particular, the recognition of patents and customer files related to the Kavlico acquisition.

Property, plant and equipment represented €1,506 million. The €41 million increase compared to December 31, 2004 corresponds to translation adjustments for €54 million and additions and disposals net of depreciation for a negative €10 million.

Investments decreased from €552 million to €525 millions. This primarily reflects a €17 million decrease in investments accounted for by the equity method, following the full consolidation of Elau as from June 1, 2005, and the collection of a receivable on the divestment of VA Tech GmbH for €18 million.

Deferred tax assets totaled €793 million and primarily correspond to tax loss carryforwards recognized in France on the 2002 loss on Legrand shares for €375 million, and to deferred tax assets on provisions for pensions and other employee benefit obligations for €307 million. First-half 2005 taxable income in France of €63 million was set off against tax losses recognized in the balance sheet.

Current assets

Current assets rose 7.8% from December 31, 2004 to €5,466 million, representing 38.1% of total assets, as at year-end 2004. Compared to December 31, 2004, inventories increased 12.2% to €1,581 million and trade receivables rose 16.1% to €2,480 million. Translation adjustments accounted for 4.8% of the total increase, with the rest reflecting acquisitions and primarily business growth.

At June 30, 2005, cash and cash equivalents had declined by €203 million to €773 million from €976 million at December 31, 2004, reflecting Schneider Electric's development. Note that at December 31, 2004, the Company had a net debt position of €525 million. Net debt came to €1,167 million at June 30, 2005.

Shareholders' equity

Shareholders' equity increased by €159 million from December 1, 2004 to €7,505 million, representing 52.3% of total liabilities and equity. Equity was lifted by €413 million in interim net income, €202 million in translation adjustments, and a €32 million gain on remeasurement at fair value of available-for-sale financial investments, partially offset by payment of the 2004 dividend of €395 million and cancellation of €102 million in treasury stock, net of attribution to stock option plan for €57 million.

Minority interests rose by €2 million from December 31, 2004 to €78 million.

Provisions for contingencies

Accruals for pensions and other post-retirement benefits amounted to €1,080 million, representing 7.5% of total liabilities and equity. The €54 million increase from December 31, 2004 primarily reflects currency translation.

Provisions for contingencies came to €421 million, of which €220 million is reported under current liabilities. Releases for the period, in an amount of €108 million, were offset by €72 million in additions, a €22 million translation adjustment and the effects of changes in the scope of consolidation. Additions and releases primarily concerned provisions for restructuring.

Debt

Long-term debt amounted to €1,268 million, representing 8.8% of total liabilities and equity, compared with €1,246 million and 9.3% at December 31, 2004.

Short-term debt amounted to €672 million, or 4.7% of total liabilities and equity. The €417 million increase reflects a €370 million commercial paper issue and a €44 million increase in bank overdrafts, partially offset by the repayment of other short-term borrowings.

Other liabilities

Other long-term liabilities, in an amount of €205 million, correspond to deferred payments on the acquisition of Clipsal for €40 million (to be paid 2007), MGE-UPS for €137 million (including a €64 million earn-out payment based on operating income for the period to September 30, 2005 and €73 million corresponding to a put option exercisable by minority shareholders in 2006) and Elau for €23 million.

Other current liabilities consist mainly of trade payables, other payables and accrued liabilities, accrued taxes and payroll costs and financial instruments, together representing 20.2% of total liabilities and equity. The combined total of these items rose by 12.5% compared to December 31, 2004, to €2,894 million, with trade payables representing 53.8% and taxes and payroll liabilities 32.6%. The increase reflects translation adjustments (3.6%) and stronger business levels.

Outlook for the second half of 2005

Thanks to its active repositioning in emerging markets and new specialties, combined with stepped-up implementation of its efficiency plans, Schneider Electric should continue to generate high sales and financial results growth in the second half of 2005.

In light of current business conditions and currency rates, Schneider Electric has revised its full-year outlook upwards, with:

- Organic sales growth of 6%, versus a previous target of 5-6%.

- An increase of 15% in operating income, versus a previous target of 10%.

Statement of Cash Flows

The consolidated statement of cash flows analyzes the main cash flows for the period.

Operating activities

Net cash provided by operating activities before changes in operating assets and liabilities amounted to €629 million, representing an unchanged 11.6% of sales.

The change in working capital requirement amounted to a negative €277 million. The increase compared to first half 2004 was attributable to the sharp growth in sales, which drove corresponding rises in inventories, trade receivables and trade payables. Other current assets and liabilities primarily comprise other receivables and accrued taxes and payroll costs.

All told, net cash provided by operating activities came to €352 million, compared with €357 million at June 30, 2004.

Investing activities

Net cash used by investment in operating assets amounted to €224 million versus €145 million in first half 2004. At June 30, 2005, investment activities included €53 million worth of development projects capitalized in the balance sheet, compared with €22 million at June 30, 2004.

€215 million was paid out for financial investments, compared to €386 million in first half 2004. This primarily corresponded to the acquisitions of Power Measurement Inc. for €165 million and Elau for €71 million (of which €48 million were paid out), offset by the divestment of interests in Wibe and Idec Izumi for €10 million.

Total cash used by investing activities came to €427 million in first half 2005 compared to €598 million for the year-earlier period.

Financing activities

Net cash used by financing activities amounted to €151 million versus €1,573 million in first half 2004.

Debt increased by €363 million, primarily reflecting the issue of commercial paper for €370 million. The net reduction in borrowings in first half 2004 came to €1,247 million.

Variation in shareholders' equity resulted from purchases of treasury stock made in first half 2005 amounted to €102 million (including attribution made to stock options plans for €57 million) versus €96 million made in first half 2004.

Whereas the Company raised €28 million from share issues on the exercise of stock options in first half 2004, they had no impact at June 30, 2005.

Dividend payments in first half 2004 amounted to €412 million of which €17 million in dividends paid to minority shareholders of subsidiaries.

Cash

Over the period, cash and cash equivalents contracted by €245 million, compared to a €1,831 million decline in first half 2004.

Annex 3

2005 Half Year Results

Paris - July 29, 2005

Merlin Gerin
Square D
Telemecanique



Schneider Electric

Building a New Electric World

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.



Highlights

Action plans

Financial results



A worldwide leader in Power & Control

A Group focused on two businesses...



Automation & Control 26%
Electrical Distribution 63%
Growth Platforms 11%

60% as No. 1
80% as No. 1 or No. 2

... with a worldwide presence...



Asia Pacific 17%
Rest of World 7%
Europe 52%
Noth America 24%

... to serve four end markets



Residential 11%
Energy & Infrastructure 17%
Industry 31%
Buildings 41%

Breakdown of 2004 sales



First half 2005 highlights

- Successful launch of the new^2 company program
  - Strong resonance with all employees
  - Adaptation to each of the operating business units
  - Quarterly reviews based on new^2 indicators
- **Strong growth** driven by the efficient geographic and business **repositioning**
- Gradual **balance sheet re-leveraging**
  - Acquisition of PMI, ABS, Juno Lighting, BEI Technologies (€1.3 bn*) and buyback of 2.8 m of our own shares (€0.2 bn)
  - Estimated net debt of ~25% at year-end vs 7% at end-2004

A very good performance thanks to effective action plans in a mixed but globally favorable environment

*Investments based on Enterprise Value



A very good first-half 2005 performance

	€m	% change
Sales	5,399	8.5%
Operating Income	676	17.3%
Net Income	413	14.7%
Earnings per share (€)	1.90	17.6%

Figures under IFRS standards



Sustained sales organic growth


North America
+8.0%
Europe
+2.8%
Eastern Europe
Asia Pacific
+8.3%
Rest of the World
+24.5%
Emerging markets
+11.7%

Sales organic growth
in first half 2005: +6.4%



A strategy of selective acquisitions ...

Strategic criteria	■ Activities adjacent to our core businesses ■ High growth potential ■ Limited cycle sensitivity ■ Significant potential in services
Operating criteria	■ Leadership position: high-quality offering and strong brand names recognition ■ Solid financial performances ■ Integration capacity, potential of synergies
Financial criteria	■ ROCE > WACC in 3 years



... to enlarge our accessible markets and increase our growth potential

Targeted businesses	Companies acquired	Sales (€ bn)
Energy Management	MGE UPS Systems, **PMI** *	0.6
Automation Everywhere		
Building	TAC, Andover Controls **ABS EMEA** *	0.7
Industry	Digital Electronics, Elau Kavlico, **BEI Technologies** *	0.7
Ultra Terminal	Clipsal Pacifique **Juno Lighting** *	0.5

Additional sales of €2.5 bn
of which €0.7 bn from services (30%)

*Acquisitions announced in first half 2005



Highlights

Action plans

Financial results



Flagship commercial achievements in first half 2005

- **Total facility management solution for Novartis (Singapore)**
  - Contract for electrical distribution, building automation (TAC), secured power (MGE) and ultra terminal (Clipsal)
- **Maersk turns to MGE for secured power**
  - Complete project with medium and low voltage equipment following the Cadiz blackout
- **Metrovacesa, Spain's largest property company, trusts TAC**
  - Building automation contract for a 30,000 sq.m. business park in Barcelona
- **Ford chooses Unity for its latest diesel engine**
  - Comprehensive automation solution for the production line
- **The entire electrical installations of Cairo Airport**
  - Medium and low voltage equipment contract

Excellent sales growth in second quarter 2005

Organic growth +8.0%	■ **Rebound** in **Asia**, especially China ■ Continued very positive momentum in **North America** ■ Still mixed trends in **Europe** ■ Excellent performance in **Rest of the World**
Acquisitions +3.7%	■ Andover Controls ■ Kavlico ■ PMI, Elau
Currency effect -1.5%	■ Average rate €1.26 /$ vs 1.20 in Q2 04

Sales growth
in second quarter 2005: **+10.2%**

Wide exposure and leading positions in emerging markets



Eastern Europe
5%
Greater China
14%
Africa/Middle East
23%
India
29%
South America
30%
Other Asia/Pacific
4%

- ➔ Early and sustainable **presence** despite crisis / risks
- ➔ Optimisation of market coverage through **local intermediaries**
- ➔ **Powerful offering adapted** to all standards and country's maturity

Sales organic growth in H1 2005

Energetic development in new businesses



Ultra Terminal

- New products with increased **functionality** and **aesthetics** integrating radio-frequency control technologies
- Dedicated products for **offices** and **hospitals**
- New lineups in **France** (Altira) and **Mexico** (Unica)


Unity

Industrial Automation

- On-going success for the **Unity automation platform**: 3 Gorges Dam (China), Barcelona subway, Rolex (Switzerland)
- Launch of the **Altivar 71** speed drive

Services

- Creation of a **dedicated organisation** at Group level
- Implementation of growth plans for **installed base services** in Spain, China and the UK

Energy management as a core priority

→ **A fast changing sector**

- Decrease of available energy and rise of kwh price
- Deterioration of power grid quality and greater complexity

→ **Reduce energy consumption**

- Strong expertise for TAC: 200 energy performance contracts in the US and Scandinavia
- High growth potential in other countries
- Example: Carrefour contract in France with the objective to reduce energy consumption by 10% (test in 15 hypermarkets)


Carrefour

→ **Increase energy efficiency**

- Acquisition of PMI to complement PowerLogic
- Intelligent systems for analysis & control of energy consumption

efficiency

Deployment of efficiency plans

- **Rebalancing costs with revenues**
  - Five manufacturing sites closed in mature countries
  - Launch of additional plans to optimize the manufacturing base in Europe
  - Stepped-up plans for international sourcing
- **Logistics**
  - On-going rationalization of logistics centers
- **IT**
  - Outsourcing completed in Europe
  - Specifications defined for the global IT system
- **Manufacturing excellence**
- **Quality: Six Sigma**

new²

people

Action plans to develop our people

→ Develop **competencies**

- Implementation of three-year **competencies plans**
- Extension of **Schneider Electric University** programs through the creation of new institutes

→ Reinforce **leadership behaviors**

- Deployment of the **360°** for the top 100 managers

→ **Attract** best talents

- Enhancement of the **relationships with top schools** and **universities** through sponsoring by top managers

Schneider Electric ***"Most Admired Knowledge Company"**** for its knowledge-sharing methodology

new²

* Elected by Téléos, an association focused on knowledge management sharing



Highlights

Action plans

Financial results



First-half 2005 financial highlights

Sales
+8.5%

- Organic growth: **+6.4%**
- Acquisitions contribution: +3.5%
- Currency effect: -1.4%

Operating income
+17.3%

+ Effective sales growth
+ Sustained industrial productivity
+ Controlled base costs
− Higher raw material prices
− Unfavorable currency effect

Earnings per share
+17.6%

- Increase in net income: **+14.7%**
- Decrease of shares number: -2.5%



Strong growth in sales and earnings in first half 2005

(in €m)	H1 2004 French	H1 2004 IFRS	H1 2005 IFRS	% change
Sales	**4,984**	**4,977**	**5,399**	**8.5%**
Operating income	**571**	**576**	**676**	**+17.3%**
Operating margin	*11.5%*	*11.6%*	*12.5%*	*+0.9pt*
Net financial expense	(28)	(23)	(51)	nm
Income tax	(160)	(178)	(195)	+9.4%
Other	(15)	(15)	(17)	
Exceptional items	(38)	-	-	
Goodwill amortisation	(104)	-	-	
Net income	**226**	**360**	**413**	**+14.7%**
Earnings per share	*1.01*	*1.61*	*1.90*	*+17.6%*



Limited aggregate impact of IFRS standards on operating income

(in €m)	H1 2004	H1 2005
Capitalized development costs	22	54
Amortization of development costs	-	(3)
Net impact of development costs	**22**	**51**
Restructuring costs	**(38)**	**(47)**
Impairment of goodwill	-	(10)
Cost of stock options	(4)	(8)
Other adjustments *	25	20
Aggregate impact on operating income	**5**	**6**
Impact on operating margin	*+0,1pt*	*+0,1pt*

* Including actuarial differences on pensions: €19 M in H1 2004 and H1 2005



Strong organic growth in operating income: +18.4%


(in €M)
Gross Industrial Productivity
Volume & price
+115
+143
-95
Cost of sales*
-48
Base costs
-9
Other
-35
Currency effects
Perimeter
+29
576
676
Growth excluding currency and perimeter effects
H1 2004
H1 2005
Δ 05/04
+18.4%
-6.1%
+5.0%
+17.3%

Schneider Electric

* Including increase of raw material prices: €71 M

Strong rise in operating income in all regions





Europe
+16%
298
347
11.4%
12.7%
H1 2004
H1 2005
North America
+22%
141
172
12.2%
12.9%
H1 2004
H1 2005
Asia-Pacific
+9%
96
105
11.1%
11.5%
H1 2004
H1 2005
Rest of the World
+21%
43
52
12.5%
12.3%
H1 2004
H1 2005

Operating income in €m, under IFRS standards
Operating margin in %



Solid cash generation

(IFRS figures in €m)	H1 2005
Net Debt at January, 1	**(525)**
Operating cash flow	**629**
Capital expenditure - net	(224)
Change in working capital	(277)
Free cash flow	**128**
Dividends and share buybacks	(497)
Acquisitions	(225)
Other	(48)*
Increase in net debt	**(642)**
Net debt at June, 30	**(1 167)**

* Including contribution to US pensions (22) and dividends to minority interests (17)



2005 outlook

Assuming current economic and currency conditions, we revise upward our objectives for 2005



Sales organic growth
+6%
Increase in operating income
+15%



Contacts and coming events

Alexandre Brunet - Head of Investor Relations
alexandre.brunet@schneider-electric.com

Katia de Saint Germain - Deputy - Investor Relations
katia.de-saint-germain@schneider-electric.com

☎ : +33 (0)1 41 29 87 50
www. schneider-electric.com

October 20	3rd quarter 2005 sales	Conference call at 3:00 p.m